UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

15 May 2007

TELECOM CORPORATION OF NEW ZEALAND LIMITED

(Translation of registrant’s name into English)

Telecom House, North Tower, 68-86 Jervois Quay, Wellington,

New Zealand

(Address of principal executive offices)

The registrant will file annual reports on Form 20-F

(File No.1-10798)

CONTENTS

This report on Form 6-K contains the following:

Quarterly Results to year ended 31 March 2007

1.1	Condensed Accounts
1.2	Management Commentary
1.3	Appendix Seven

Media Release

2.1	Telecom delivers Q3 performance
2.2	Telecom proposes $1.1 billion capital return to shareholders
2.3	Telecom calls for more robust debate on proposed model and future investment

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

TELECOM CORPORATION OF NEW ZEALAND LIMITED

By:	/s/ Linda Marie Cox
Linda Marie Cox
Company Secretary

Dated:	15 May 2007

Exhibit 1.1

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Income Statement

For the period ended 31 March 2007 (unaudited)

		Three months ended 31 March		Nine months ended 31 March		Year ended 30 June
(Dollars in millions, except per share amounts)	notes	2007 $	2006 $	2007 $	2006 $	2006 $
Operating revenues and other income
Local service		269	268	808	808	1,081
Calling	2	325	344	1,018	1,039	1,385
Interconnection		48	51	144	154	201
Mobile		220	216	676	647	869
Data		137	146	412	452	602
Broadband and internet		112	113	352	333	448
IT Services		83	74	264	249	346
Other operating revenues	2	164	143	480	407	563
Other gains	3	—	—	20	60	60

		1,358	1,355	4,174	4,149	5,555

Operating expenses
Labour		(175)	(176)	(566)	(564)	(760)
Inter-carrier costs		(293)	(322)	(938)	(902)	(1,199)
Other operating expenses		(383)	(334)	(1,186)	(1,105)	(1,497)
Impairment	3	—	—	—	(897)	(1,301)
Other expenses	3	—	—	(43)	(34)	(34)

		(851)	(832)	(2,733)	(3,502)	(4,791)

Earnings before interest, taxation, depreciation and amortisation		507	523	1,441	647	764
Depreciation		(126)	(133)	(366)	(393)	(536)
Amortisation		(37)	(44)	(110)	(126)	(163)

Earnings before interest and taxation		344	346	965	128	65
Net interest and other finance costs		(59)	(62)	(192)	(191)	(254)

Earnings/(loss) before income tax		285	284	773	(63)	(189)
Income tax expense		(90)	(103)	(179)	(272)	(351)

Earnings/(loss) from continuing operations		195	181	594	(335)	(540)

Earnings from disposal group held for sale	12	44	42	99	94	109

Net earnings/(loss) for the period		239	223	693	(241)	(431)
Minority interests in earnings of subsidiaries		(1)	(1)	(3)	(3)	(4)

Net earnings/(loss) attributable to shareholders		238	222	690	(244)	(435)

Earnings/(loss) per share (in cents)		12 ¢	11 ¢	35 ¢	(12)¢	(22)¢

Earnings/(loss) per share from continuing operations (in cents)		10 ¢	9 ¢	30 ¢	(17)¢	(28)¢

Diluted earnings/(loss) per share (in cents)		12 ¢	11 ¢	34 ¢	(12)¢	(22)¢

Weighted average number of ordinary shares outstanding (in millions)		1,998	1,961	1,984	1,960	1,960

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Statement of Changes in Equity

For the period ended 31 March 2007 (unaudited)

		Nine months ended 31 March		Year ended 30 June
(Dollars in millions)	note	2007 $	2006 $	2006 $
Balance at the beginning of the period		1,062	2,430	2,430

Total recognised revenues and expenses
Net earnings / (loss) attributable to shareholders		690	(244)	(435)
Minority interests in profits of subsidiaries		3	3	4
Movement in foreign currency translation reserve		(57)	53	89
Movement in hedge reserve		6	5	5

		642	(183)	(337)
Contributions from owners
Capital contributed		201	20	20
Movement in deferred compensation		(10)	—	2

		191	20	22
Distribution to owners
Dividends:
Parent	4	(577)	(974)	(1,179)
Minority interest		(5)	(4)	(5)
Tax credit on supplementary dividends		65	109	131

		(517)	(869)	(1,053)

Equity at the end of the period		1,378	1,398	1,062

Represented by:
Contributed capital		2,212	2,010	2,011
Foreign currency translation reserve		(41)	(20)	16
Hedge reserve		(30)	(36)	(36)
Minority interests		6	7	7
Retained earnings		(782)	(585)	(960)
Deferred compensation		13	22	24

Equity at the end of the period		1,378	1,398	1,062

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Balance Sheet

As at 31 March 2007 (unaudited)

		31 March		30 June
(Dollars in millions)	note	2007 $	2006 $	2006 $
ASSETS
Current assets:
Cash		521	189	155
Short-term investments		68	151	64
Short-term derivative assets		1	41	26
Receivables and prepayments		964	997	929
Taxation recoverable		—	68	100
Inventories		78	69	51

		1,632	1,515	1,325
Disposal group assets held for sale	12	33	—	—

Total current assets		1,665	1,515	1,325

Non-current assets:
Receivables due after one year		—	118	109
Long-term investments		471	504	520
Deferred tax asset		23	26	31
Long-term derivative assets		44	5	88
Intangible assets		772	803	829
Property, plant and equipment		3,381	3,613	3,301

Total non-current assets		4,691	5,069	4,878

Total assets		6,356	6,584	6,203

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accruals		974	1,000	1,039
Taxation payable		16	—	—
Short-term derivative liabilities		229	73	125
Debt due within one year		674	774	955

		1,893	1,847	2,119
Disposal group liabilities held for sale	12	17	—	—

Total current liabilities		1,910	1,847	2,119
Non-current Liabilities
Deferred tax liability		99	79	117
Long-term derivative liabilities		461	472	362
Long-term debt		2,508	2,788	2,543

Total non-current liabilities		3,068	3,339	3,022

Total liabilities		4,978	5,186	5,141

Equity:
Shareholders’ funds		1,372	1,391	1,055
Minority interests		6	7	7

Total equity		1,378	1,398	1,062

Total liabilities and equity		6,356	6,584	6,203

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Cash Flow Statement

For the nine months ended 31 March 2007 (unaudited)

		Nine months ended 31 March		Year ended 30 June
(Dollars in millions)	note	2007 $	2006 $	2006 $
Cash flows from operating activities
Cash was provided from / (applied to):
Cash received from customers		4,315	4,260	5,740
Interest income		23	14	22
Dividend income		18	—	—
Payments to suppliers and employees		(2,889)	(2,774)	(3,484)
Income tax paid		(96)	(153)	(177)
Interest paid on debt		(172)	(176)	(294)

Net cash flows from operating activities	5	1,199	1,171	1,807
Cash flows from investing activities
Cash was provided from / (applied to):
Sale of property, plant and equipment		1	4	6
(Purchase) / sale of short-term investments, net		(16)	(75)	23
Sale/(purchase) of subsidiary companies		27	—	(8)
Purchase of long-term investments		—	(15)	(19)
Sale of long-term investments		—	272	293
Repayment of receivables due after one year		74	—	—
Purchase of property, plant and equipment		(571)	(538)	(737)
Capitalised interest paid		(8)	(8)	(11)

Net cash flows applied to investing activities		(493)	(360)	(453)
Cash flows from financing activities
Cash was provided from / (applied to):
Proceeds from long-term debt		376	575	397
Repayment of long-term debt		(242)	(631)	(660)
(Repayment of)/proceeds from short-term debt, net		(83)	167	5
Capital contributed		—	10	11
Capital repurchased		—	(89)	(114)
Dividends paid		(392)	(889)	(1,073)

Net cash flows applied to financing activities		(341)	(857)	(1,434)
Net cash flow		365	(46)	(80)
Opening cash position		155	235	235
Foreign exchange movement		1	—	—

Closing cash position		521	189	155

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed Financial Statements

NOTE 1 FINANCIAL STATEMENTS

The condensed consolidated financial statements of Telecom Corporation of New Zealand Limited (the “Company”) together with its subsidiaries and associates (“Telecom”) have been prepared in accordance with New Zealand Equivalent to International Accounting Standard (“NZ IAS”) No. 34: “Interim Financial Reporting”, issued by the New Zealand Institute of Chartered Accountants.

These financial statements have been prepared using the same accounting policies and methods of computation as, and should be read in conjunction with the financial statements and related notes included in the Company’s Annual Report for the year ended 30 June 2006. The financial statements for the nine months ended 31 March 2007 are unaudited.

The financial statements are expressed in New Zealand dollars. References in these financial statements to “$” and “NZ$” are to New Zealand dollars, references to “US$” are to US dollars and references to “A$” are to Australian dollars.

Restatements to Comparatives

The comparative amounts for the deferred tax asset and the deferred tax liability as at 31 March 2006 have been restated to reflect the extent that deferred tax assets and liabilities arise in the same jurisdiction, in line with the presentation at 31 March 2007 and 30 June 2006. These balances were previously reported as $41 million asset and $225 million liability.

The comparative amounts for intercarrier costs have been restated to reflect costs that were previously considered other operating expenses. These balances were previously reported as $746 million and $163 for the nine months and quarter ended 31 March 2006 respectively.

These reclassifications had no impact on shareholder’s equity or net earnings.

NOTE 2 REVENUE

	Three months ended 31 March		Nine months ended 31 March		Year ended 30 June
(Dollars in millions)	2007 $	2006 $	2007 $	2006 $	2006 $
Calling
National	200	225	617	677	897
International	112	106	365	325	442
Other	13	13	36	37	46

	325	344	1,018	1,039	1,385

Other operating revenues
Resale	96	89	308	257	363
Equipment	12	14	38	42	55
Miscellaneous other	56	40	134	108	145

	164	143	480	407	563

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed Financial Statements (continued)

NOTE 3 OTHER GAINS, EXPENSES AND IMPAIRMENT

	Three months ended 31 March		Nine months ended 31 March		Year ended 30 June
(Dollars in millions)	2007 $	2006 $	2007 $	2006 $	2006 $
Other gains
Gain on sale of TSCL	—	—	20	—	—
Gain on acquisition of SCCL	—	—	—	60	60

	—	—	20	60	60

Impairment
Impairment of Australian operations	—	—	—	897	1,301

	—	—	—	897	1,301

Other expenses
Restructuring costs	—	—	27	—	—
Provision for billing issues	—	—	16	—	—
Intercarrier and regulatory costs	—	—	—	22	22
Contractual settlements	—	—	—	12	12

	—	—	43	34	34

Other gains

Gain on sale of Telecom Samoa Cellular Limited (“TSCL”)

In September 2006 Telecom announced the sale of its 90% share in TSCL to Digicel Samoa Limited resulting in a gain on sale of $20 million.

Gain on acquisition of Southern Cross Cables (NZ) Limited (“SCCL”)

On 23 December 2005 Telecom acquired a 100% shareholding in SCCL, a wholly owned subsidiary of Southern Cross Cables, in which Telecom holds a 50% shareholding. SCCL’s sole asset at the time of acquisition was a tax operating loss carryforward. The value of the tax loss carryforward was $70 million and Telecom’s acquisition cost was $10 million. The value in excess of Telecom’s acquisition cost was reflected as a gain in Telecom’s consolidated income statement for the six months ended 31 December 2005.

Impairment

Impairment of Australian operations

Telecom reviewed the carrying value of the assets relating to its Australian Operations (which was a reportable segment) as at 31 December 2005. Prior to the write-down at 31 December 2005 these assets had a total carrying value of A$1,464 million, including A$778 million of goodwill resulting from the purchase of AAPT. The recoverable amount for Telecom’s Australian Operations was assessed on a value in use basis.

In previous periods the recoverable amount had been determined to exceed carrying value. However in the December 2005 assessment it was determined that the recoverable amount was significantly lower than the carrying value and hence an impairment had occurred.

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed Financial Statements (continued)

NOTE 3 OTHER GAINS, EXPENSES AND IMPAIRMENT (continued)

The decline in the recoverable amount was a consequence of a number of negative trends that were adversely affecting the short and long-term earnings outlook for Australian Operations, in particular:

•	A significant tightening of wholesale prices and terms with Telstra Corporation Limited (the principal supplier to Telecom’s Australian operations);

•	Continued downward pressure on retail prices; and

•	The deferral of major project expenditure by key corporate customers.

These fundamental changes in the industry, and revised expectations for implementation of new strategies within Australian Operations, led to the recognition of an impairment charge of $897 million (A$836 million) within abnormal expenses for the six month ended 31 December 2005. This charge represented the writing down of $63 million (A$58 million) of individual assets and $834 million (A$778 million) of goodwill. As a result of this impairment, all remaining goodwill resulting from Telecom’s acquisition of AAPT has been written off.

Other expenses

Restructuring costs

Restructuring costs totalling $27 million were recognised in the quarter ended 31 December 2006 resulting from restructuring activities, including a company-wide organisational redesign programme to reshape the company’s core business units and the costs of rationalising Australian call centre operations.

The costs associated with the organisational redesign programme are principally severance costs for approximately 420 employees. This restructuring is expected to be completed by 30 June 2007. The costs associated with the rationalisation of Australian call centre operations consist of both personnel related costs and the cost of surplus lease commitments. The rationalisation programme is expected to be complete by 31 December 2007.

Provision for billing issues

A provision of $16 million for the cost of rectifying several billing application configuration issues largely relating to prior periods was recognised at 31 December 2006. The provision covers the cost of investigating and resolving these issues.

Intercarrier and regulatory costs

In January 2006 Telecom and TelstraClear Limited reached an agreement that settled a number of longstanding commercial issues between the two companies, principally involving backdating of pricing of interconnection and wholesale arrangements. To settle these historical issues, Telecom agreed to make a one-off payment of $17.5 million to TelstraClear. As this amount related to prior periods, it was treated as an adjustable subsequent event and recognised by Telecom in its results for the six months ended 31 December 2005.

Also included in this item was an adjustment to reflect a determination by the Commerce Commission. In December 2005, the Commission issued a draft determination of the cost to Telecom of meeting its Telecommunications Service Obligations (“TSO”) for the year ended 30 June 2004. The determination represented a significant change from the 2003 and 2002 TSO determinations, which Telecom had used as the basis for accruing in 2004 and 2005 TSO revenue. Adopting the approach used by the Commission in its December 2005 determination resulted in a one-off adjustment to the accrued TSO receivable.

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed Financial Statements (continued)

NOTE 3 OTHER GAINS, EXPENSES AND IMPAIRMENT (continued)

Contractual settlements

Telecom provided $7 million for the estimated liability relating to historic issues under the Fair Trading Act and the Door to Door Sales Act 1967.

Telecom also provided $5 million for the cost of terminating an agreement with Hutchison Whampoa Limited to receive 3G mobile services for Telecom’s New Zealand business.

NOTE 4 DIVIDENDS

Shares Issued in Lieu of Dividends

Telecom established a dividend reinvestment plan effective from the third quarter of the year ended 30 June 2000. Under the plan shareholders can elect to receive dividends in cash or additional shares. In respect of the nine months ended 31 March 2007, 44,524,876 shares with a total value of $191 million were issued in lieu of a cash dividend (nine months ended 31 March 2006: 15,685,802 shares with a total value of $89 million; year ended 30 June 2006: 21,155,557 shares with a total value of $114 million).

NOTE 5 RECONCILIATION OF NET EARNINGS ATTRIBUTABLE TO SHAREHOLDERS TO NET CASH FLOWS FROM OPERATING ACTIVITIES

	Nine months ended 31 March		Year ended 30 June
(Dollars in millions)	2007 $	2006 $	2006 $
Net earnings attributable to shareholders	690	(244)	(435)
Adjustments to reconcile net earnings to net cash flows from operating activities:
Depreciation and amortisation	481	523	705
Bad and doubtful accounts	29	25	38
Deferred income tax	(10)	(38)	82
Minority interests in profits of subsidiaries	3	3	4
Other gains, expenses and impairment	9	809	1,275
Other	8	17	(9)
Changes in assets and liabilities net of effects of non-cash and investing and financing activities:
(Increase)/decrease in accounts receivable and related items	(56)	(67)	44
Increase in inventories	(23)	(13)	3
Increase in current taxation	137	193	135
Decrease in accounts payable and related items	(69)	(37)	(35)

Net cash flows from operating activities	1,199	1,171	1,807

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed Financial Statements (continued)

NOTE 6 COMMITMENTS

Capital Commitments

At 31 March 2007, capital expenditure amounting to $74 million (31 March 2006: $115 million; 30 June 2006: $89 million), had been committed under contractual arrangements, with substantially all payments due within two years. The capital expenditure commitments principally relate to telecommunications network assets.

NOTE 7 CONTINGENCIES

Lawsuits and Other Claims

In March 2004, the Commerce Commission issued proceedings against Telecom claiming that its implementation and maintenance of new retail and wholesale high speed data transmission service pricing since 1998 constituted a breach by Telecom of s36 of the Commerce Act (abuse of a dominant position/taking advantage of market power). The Commission seeks a declaration that s36 of the Commerce Act was breached, a pecuniary penalty, and costs. This matter is scheduled for trial in August 2007

In July 2000, the Commerce Commission issued proceedings against Telecom claiming that the introduction of 0867 constituted a use by Telecom of its dominant position for proscribed purposes. The Commission seeks a declaration that this contravened s36 of the Commerce Act, a pecuniary penalty, and costs.

Various other minor lawsuits, claims and investigations have been brought or are pending against Telecom.

The Directors of Telecom cannot reasonably estimate the adverse effect (if any) on Telecom if any of the foregoing claims are ultimately resolved against Telecom’s interests, and there can be no assurance that such litigation will not have a material adverse effect on Telecom’s business, financial condition or results of operations.

All of the proceedings summarised above have been commenced in the High Court of New Zealand unless otherwise stated.

Bank Guarantees

AAPT had issued bank guarantees totalling A$5 million as at 31 March 2007 (31 March 2006: A$5 million; 30 June 2006: $5 million).

Cross Border Lease Guarantees

Telecom has entered into several cross border leases in respect of certain telecommunications assets. Telecom has given certain undertakings in accordance with limited guarantees entered into as part of the transaction. The likelihood of losses in respect of these matters is considered to be remote.

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed Financial Statements (continued)

NOTE 8 SIGNIFICANT EVENTS AFTER BALANCE DATE

Declaration of Dividend

On 2 May 2007, the Board of Directors approved the payment of a third quarter dividend of $141 million, representing 7.0 cents per share. In addition, a supplementary dividend totalling approximately $18 million will be payable to shareholders who are not resident in New Zealand. In accordance with the Income Tax Act 1994, Telecom will receive a tax credit from the Inland Revenue Department equivalent to the amount of supplementary dividends paid.

Structural Separation

On 8 April 2007, the Ministry of Economic Development (MED) released a consultation paper, setting out its detailed proposal for the operational separation of Telecom. Several aspects of the MED consultation paper are of significant concern to Telecom. In response, Telecom has proposed, as an alternative solution, structural separation of an access network unit with specific long term investment commitments in return for a number of concessions from the Government, including pricing certainty and future deregulation. Telecom’s proposal is detailed in the document “Submission of Telecom New Zealand Limited in response to the MED Consultation Document Development of Requirements for the Operational Separation of Telecom (April 2007)”, which can be found on Telecom’s website. Telecom is currently awaiting a formal response from the Government to its proposal.

Capital repurchase

In May 2007 the Board of Telecom announced the company’s intention to make a cash return of capital to shareholders of $1.1 billion, subject to relevant Inland Revenue approvals and certain minimum shareholder acceptances. This planned return of capital follows the sale of Yellow Pages Group Limited in April 2007.

The Board of Telecom has proposed the return of capital by way of a scheme of arrangement to be approved by the High Court under section 236(1) of the Companies Act 1993 and carried out as an off-market pro-rata share cancellation. Telecom will be working towards completion of the capital return by September 2007 and will advise further details, including the cash payment per share cancelled, and ratio of shares to be cancelled, in due course.

Acquisition of PowerTel

In November 2006, Telecom announced that it had entered into a comprehensive network access services agreement with PowerTel Limited. Evaluation of the strategic opportunities available through a significant strategic relationship between the two parties resulted in a proposal for Telecom to acquire PowerTel.

Telecom will acquire 100% of PowerTel’s equity by way of a scheme of arrangement at a cash price of A$2.30 per share. This is equivalent to total equity consideration of A$320 million.

On 23 April 2007, at a meeting of PowerTel shareholders, a resolution to accept the scheme of arrangement was voted on and passed by an overwhelming majority (99.92% of shares voted). At a hearing in the Australian Federal Court on 30 April 2007, the Court approved the scheme of arrangement and ordered that the scheme be put into effect.

The acquisition was settled in May 2007.

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

NOTE 9 RELATED PARTY TRANSACTIONS

Transactions with Associate Companies

During the nine month period Telecom purchased further capacity from the Southern Cross Cables Group and received a dividend of $18 million. The Southern Cross Cables Group is a related party by virtue of Telecom’s 50% share ownership of the group.

NOTE 10 SEGMENTAL REPORTING

For the nine months ended 31 March 2007

(Dollars in millions)	NZ Business $	NZ Consumer $	NZ Technology and Enterprises $	Australian Operations $	Corporate and Other $	Eliminations $	Total $
External revenue	1,335	1,288	293	982	276	—	4,174
Internal revenue	2	—	21	12	41	(76)	—

Total revenue	1,337	1,288	314	994	317	(76)	4,174
Earnings before interest and tax	809	827	(622)	(24)	(25)	—	965

For the nine months ended 31 March 2006

(Dollars in millions)	NZ Business $	NZ Consumer $	NZ Technology and Enterprises $	Australian Operations $	Corporate and Other $	Eliminations $	Total $
External revenue	1,353	1,260	312	960	264	—	4,149
Internal revenue	1	—	15	15	42	(73)	—

Total revenue	1,354	1,260	327	975	306	(73)	4,149
Earnings before interest and tax	843	819	(576)	(957)	(1)	—	128

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed Financial Statements (continued)

NOTE 11 QUARTERLY FINANCIAL INFORMATION

(Dollars in millions, except per share amounts)	Operating revenues $	EBITDA* $	Earnings /(loss) before interest and tax $	Net earnings/(loss) attributable to shareholders $	Net earnings /(loss) per share $
Quarter ended:
30 September 2006	1,428	500	344	224	11	¢
31 December 2006	1,388	434	277	228	11	¢
31 March 2007	1,358	507	344	238	12	¢

	4,174	1,441	965	690	35	¢

Quarter ended:
30 September 2005	1,368	491	322	199	10	¢
31 December 2005	1,426	(367)	(540)	(665)	(34	)¢
31 March 2006	1,355	523	346	222	11	¢
30 June 2006	1,406	117	(63)	(191)	(10	)¢

Year ended 30 June 2006	5,555	764	65	(435)	(22	)¢

*	Earnings before interest, taxation, depreciation and amortisation.

Operating revenues, EBITDA and earnings/(loss) before interest and tax reflect the results of continuing operations and exclude the results of the Yellow Pages Group. Net earnings/(loss) attributable to shareholders and net earnings/(loss) per share include the results of the Yellow Pages Group.

Earnings per share is computed independently for each of the quarters presented. Consequently, the sum of the quarters does not necessarily equal total earnings per share for the year.

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed Financial Statements (continued)

NOTE 12 YELLOW PAGES GROUP SALE

In November 2006, Telecom announced that it proposed to offer its Yellow Pages Group for sale by way of a competitive sale process. The sale process was a successfully completed in March 2007 and from that date Yellow Pages Group was classified as held for sale. The income statement has been restated to include the results of Yellow Pages Group as one line, net earnings from disposal group, and the assets and liabilities held for sale are segregated in the balance sheet.

The results for the Yellow Pages Group for the periods presented in the income statement are as follows:

	Three months ended 31 March		Nine months ended 31 March		Year ended 30 June
(Dollars in millions, except per share amounts)	2007 $	2006 $	2007 $	2006 $	2006 $
Operating revenues	95	92	227	212	260
Operating expenses
Labour	(10)	(10)	(31)	(27)	(36)
Other operating expenses	(21)	(22)	(50)	(50)	(66)
Depreciation	—	—	(1)	(1)	(2)
Amortisation	(1)	(1)	(4)	(3)	(4)

Earnings before income tax	63	59	141	131	152
Income tax expense	(19)	(17)	(42)	(37)	(43)

Net earnings for the period	44	42	99	94	109

Net earnings per share (in cents)	2 ¢	2 ¢	5 ¢	5 ¢	6 ¢

The cash flows of the Yellow Pages Group are as follows:

	Nine months ended 31 March		Year ended 30 June
(Dollars in millions)	2007 $	2006 $	2006 $
Cash flows from operating activities	43	38	94
Cash flows from investing activities	(14)	(6)	(18)

Net cash flow	29	32	76

Exhibit 1.2

MANAGEMENT COMMENTARY

3 May 2007

Results for the nine months ended 31 March 2007

Note: Other than the analysis of Australian Operations results, which are presented in Australian dollars (“AUD”), all monetary amounts in this management commentary are expressed in New Zealand dollars (“NZD”) unless otherwise stated.

OVERVIEW OF CONSOLIDATED RESULTS

Telecom reported net earnings of $690 million for the nine months ended 31 March 2007 compared to a net loss of $244 million for the nine months ended 31 March 2006. Reported net earnings in both periods were impacted by abnormal items. Excluding the impact of abnormal items, adjusted net earnings for the nine months ended 31 March 2007 of $699 million represents an increase of 13.3% on adjusted earnings for the nine months ended 31 March 2006 of $617 million. Net earnings excluding abnormal items for the quarter ended 31 March 2007 (“Q3 2006-07”) were $238 million, compared to $222 million for the quarter ended 31 March 2006 (“Q3 2005-06”), an increase of 7.2%.

At the end of March 2007, Telecom announced that it had reached agreement to sell the Yellow Pages Group (“YPG”) to a private equity consortium. The sale was settled in April 2007 and is discussed on page 42. YPG’s results will be classified as a discontinued activity in the Annual Report for the year ending 30 June 2007 and therefore its results are not included in operating revenues or expenses. Operating revenues and expenses reflect the results of Telecom’s continuing activities.

As a result, the revenues and expenses reported in this management commentary exclude the Yellow Pages Group. The sale of YPG occurred after 31 March 2007 and therefore the financial impact of this transaction is not reflected in these results. A gain on disposal of approximately $2.1 billion will be recognised in the quarter ending 30 June 2007.

Reported results are summarised in the table below.

	Nine months ended 31 March			Quarter ended 31 March
Telecom Group Reported Earnings	2007 $m	2006 $m	Change %	2007 $m	2006 $m	Change %
Operating revenues (excluding abnormals)	4,154	4,089	1.6	1,358	1,355	0.2
Operating expenses	(2,690)	(2,571)	4.6	(851)	(832)	2.3
Abnormal items	(23)	(871)	(97.4)	—	—	—

EBITDA*	1,441	647	122.7	507	523	(3.1)
Depreciation and amortisation	(476)	(519)	(8.3)	(163)	(177)	(7.9)

Earnings before interest and tax	965	128	653.9	344	346	(0.6)
Net interest expense	(192)	(191)	0.5	(59)	(62)	(4.8)

Earnings before tax	773	(63)	NM	285	284	0.4
Tax expense	(179)	(272)	(34.2)	(90)	(103)	(12.6)
Minority interest	(3)	(3)	—	(1)	(1)	—

Net earnings - continuing operations	591	(338)	NM	194	180	7.8
Net earnings - Yellow Pages Group	99	94	5.3	44	42	4.8

Reported net earnings	690	(244)	NM	238	222	7.2

*	Earnings Before Interest, Taxation, Depreciation and Amortisation

NM = Not a Meaningful Comparison

Reported net earnings for the nine months ended 31 March 2007 includes three abnormal items:

•	an abnormal gain of $20 million recorded in September 2006 arising on the sale of Telecom equity in Telecom Samoa Cellular Limited (‘TSCL”);

•

restructuring costs totalling $27 million ($18 million net of tax) resulting from restructuring activities undertaken or announced in 2006, including a company-wide organisational redesign programme to reshape the company’s core business units and the costs of rationalising Australian call centre operations; and

•

the recognition of a provision of $16 million ($11 million net of tax) for the cost of rectifying several billing application configuration issues primarily relating to prior periods. The provision covers the cost of investigating and resolving these issues.

Four abnormal items were recorded in the nine months ended 31 March 2006:

•

Telecom recorded an impairment charge of $897 million in respect of its Australian Operations, as a review of the business determined that the carrying value exceeded the stand-alone fair value of the business (calculated on a value in use basis). The decline in value was a consequence of a number of negative trends that were adversely affecting the short and long term earnings outlook for Australian Operations, in particular:

•	A significant tightening of wholesale prices and terms with Telstra (the principal supplier to Telecom’s Australian Operations);

•	Continued downward pressure on retail prices; and

•	The deferral of major project expenditure by key corporate customers.

The impairment charge represented the writing down of $63 million of individual assets and $834 million of goodwill. As a result of this impairment charge, all remaining goodwill resulting from Telecom’s acquisition of AAPT was written off. The specific asset write-downs included items of property, plant and equipment and related inventory whose value was not supported due to a decline in the cash flows that they were expected to generate and certain receivables that were no longer considered to be collectible due to changes in the wholesale relationship with Telstra.

•

On 23 December 2005 Telecom acquired a 100% shareholding in SCCL, a wholly-owned subsidiary of Southern Cross Cables, in which Telecom holds a 50% shareholding. SCCL’s sole asset at the time of acquisition was a tax operating loss carryforward. The value of the tax loss carryforward was $70 million and Telecom’s acquisition cost was $10 million. The value in excess of Telecom’s acquisition cost was reflected as a gain in the Group’s consolidated Income Statement for the nine months ended 31 March 2006.

•

A charge of $22 million ($15 million after tax) was incurred in relation to intercarrier and regulatory matters. This was made up of a settlement of $17.5 million agreed with TelstraClear Limited in January 2006 to settle a number of longstanding commercial issues (principally involving backdating of pricing) between the two companies, and a one-off adjustment to the accrued TSO receivable to reflect a determination by the Commerce Commission.

•

Telecom provided $7 million ($5 million after tax) for the estimated liability relating to historic issues under the Fair Trading and the Door to Door Sales Acts. Telecom also provided $5 million ($4 million after tax) for the cost of terminating an agreement with Hutchison Whampoa Limited to receive certain mobile related services for Telecom’s New Zealand business.

The adjustment to remove the effect of these items is shown in the table below.

	Nine months ended 31 March			Quarter ended 31 March
Adjustments to reported net earnings	2007 $m	2006 $m	Change %	2007 $m	2006 $m	Change %
Reported net earnings[1]	690	(244)	NM	238	222	7.2
Adjusted for:
Gain on sale of TSCL	(20)	—		—	—
Restructuring charge[2]	18	—		—	—
Provision for billing issues[2]	11	—		—	—
Australian Operations write-down[2]	—	897		—	—
Gain on acquisition of SCCL	—	(60)		—	—
Intercarrier and regulatory costs[2]	—	15		—	—
Provision for contractual settlements[2]	—	9		—	—

Adjusted net earnings	699	617	13.3	238	222	7.2

NM	= Not a Meaningful Comparison
1	- Including net earnings from Yellow Pages Group
2	- Figures are net of tax

Telecom’s adjusted earnings are summarised in the table below.

	Nine months ended 31 March			Quarter ended 31 March
Telecom Group Adjusted Earnings	2007 $m	2006 $m	Change %	2007 $m	2006 $m	Change %
Adjusted operating revenues	4,154	4,089	1.6	1,358	1,355	0.2
Adjusted operating expenses	(2,690)	(2,571)	4.6	(851)	(832)	2.3

Adjusted EBITDA*	1,464	1,518	(3.6)	507	523	(3.1)
Depreciation and amortisation	(476)	(519)	(8.3)	(163)	(177)	(7.9)

Adjusted earnings before interest and tax	988	999	(1.1)	344	346	(0.6)
Net interest expense	(192)	(191)	0.5	(59)	(62)	(4.8)

Adjusted earnings before tax	796	808	(1.5)	285	284	0.4
Adjusted tax expense	(193)	(282)	(31.6)	(90)	(103)	(12.6)
Minority interest	(3)	(3)	—	(1)	(1)	—

Adjusted net earnings - continuing operations	600	523	14.7	194	180	7.8
Adjusted net earnings - Yellow Pages Group	99	94	5.3	44	42	4.8

Adjusted net earnings	699	617	13.3	238	222	7.2

*	Earnings Before Interest, Taxation, Depreciation and Amortisation

The decrease in adjusted EBITDA of 3.6% for the nine months ended 31 March 2007 compared to the corresponding period in the prior year primarily reflects significant decreases in the Australian operations result as well as higher operating expenditure in the New Zealand business. The operating result includes $7 million for refunds to customers who experienced technical issues with the ‘Go Large’ broadband plan and US$12 million of dividends received from the Southern Cross Cable group.

As previously discussed, adjusted net earnings increased compared to the corresponding period due to a significant reduction in tax expense. A credit to tax expense of $65 million was recorded in Q2 2006-07 as a result of partially recognising the tax benefit of the write down of property, plant and equipment included in the impairment charges relating to Australian operations recorded in the previous year. No tax benefit was originally recognised on these write-downs, however, it became probable that a portion of the previously unrecognised tax benefit would be realised and a tax asset was booked accordingly. A significant portion of the total tax benefit remains unrecognised and will continue to be assessed in future periods which may result in further recognition of tax assets if circumstances change.

Sale of Yellow Pages

As noted above, Telecom reached an agreement to sell the Yellow Pages Group (“YPG”) to a private equity consortium. The sale was settled in April 2007 and is discussed on page 42. YPG’s results will be classified as a discontinued activity in the Annual Report for the year ending 30 June 2007 and therefore its results are not included in operating revenues or expenses. Operating revenues and expenses reflect the results of Telecom’s continuing activities.

For comparison purposes, Telecom’s adjusted result including the results of Yellow Pages for the nine months and quarter ended 31 March 2007 is presented below.

Telecom Group Adjusted Earnings	Nine months ended 31 March			Quarter ended 31 March
	2007 $m	2006 $m	Change %	2007 $m	2006 $m	Change %
Adjusted operating revenues	4,381	4,301	1.9	1,453	1,447	0.4
Adjusted operating expenses	(2,771)	(2,648)	4.6	(882)	(864)	2.1

Adjusted EBITDA*	1,610	1,653	(2.6)	571	583	(2.1)
Depreciation and amortisation	(481)	(523)	(8.0)	(164)	(178)	(7.9)

Adjusted earnings before interest and tax	1,129	1,130	(0.1)	407	405	0.5
Net interest expense	(192)	(191)	0.5	(59)	(62)	(4.8)

Adjusted earnings before tax	937	939	(0.2)	348	343	1.5
Adjusted tax expense	(235)	(319)	(26.3)	(109)	(120)	(9.2)
Minority interest	(3)	(3)	—	(1)	(1)	—

Adjusted net earnings	699	617	13.3	238	222	7.2

*	Earnings Before Interest, Taxation, Depreciation and Amortisation

KEY TRENDS

Telecom’s operating results for the nine months ended 31 March 2007 largely reflect the ongoing evolution of significant trends seen in the previous year and significant shifts occurring in the business. As disclosed in the previous two quarters, recent financial performance and operating trends will prove a less reliable guide to future performance as the New Zealand Telecommunications Amendment Act 2006 begins to take effect. The New Zealand Government has now enacted legislation to implement a comprehensive set of changes to telecommunications regulation, including extension of the range of regulated wholesale broadband services, the introduction of local loop unbundling (LLU) to the New Zealand marketplace and the requirement for Telecom to adopt an operational separation model under the oversight of the Minister of Communications. In addition, the Commerce Commission has recently scheduled reviews of mobile market regulation and the government is set to make a final determination on mobile termination rates.

While the enacted legislation provides some direction as to the structure of the broad regulatory framework, the ability to determine the actual financial impact of these changes for Telecom is to a significant extent dependent on the determination of the key organisational, pricing and service requirements underlying the regulation.

On 8 April 2007, the Ministry of Economic Development (MED) released a consultation paper, setting out its detailed proposal for the operational separation of Telecom. Several aspects of the MED consultation paper are of significant concern to Telecom. In response, Telecom has proposed, as an alternative solution, structural separation of an access network unit with specific long term investment commitments in return for a number of concessions from the Government, including pricing certainty and future deregulation. Telecom’s proposal is detailed in the document “Submission of Telecom New Zealand Limited in response to the MED Consultation Document Development of Requirements for the Operational Separation of Telecom (April 2007)”, which can be found on Telecom’s website. Telecom is currently awaiting a formal response from the Government to its proposal.

The process of arriving at these determinations and approval of the final operational (or structural) separation plan is expected to take the majority of the 2006-07 financial year. The process of full implementation is likely to take substantially longer.

While the legislative and regulatory timetable suggest that the direct effects of the new regulatory regime may not be felt until 2007-08 fiscal year, Telecom is proactively resetting its commercial strategies to reposition itself for the new environment. These strategies will directly impact capital and operating plans in 2006-07 and beyond. Further, the final operational separation model mandated by the new Act is expected to impose significant additional operating and capital expenditure requirements on Telecom, given the likely complexity surrounding the implementation and operation of the new model. These impacts are further discussed on page 6.

New Zealand Operations

•

Mobile voice and data revenue continued to grow, with an increase of 6.3% in Q3 2006-07. The growth is principally due to growth in mobile data revenues that have increased 32.5% in the nine months when compared to the corresponding period. Growth was also experienced in the total number of connections in Q3 2006-07, with an additional net 65,000 connections added during the quarter.

Market penetration of mobile connections is trending towards 100% and the rate of penetration growth is expected to slow in the near to medium term. Future mobile data revenue growth is expected to be driven by growth in applications and content. Future mobile voice revenues will be driven by share of connections and rate of substitution from fixed line services. As an integrated operator, Telecom also has a focus on the convergence of fixed and mobile services, which is expected to gain momentum in future periods. The Commerce Commission’s current review of mobile market regulation could ultimately result in increased competitive intensity in the mobile market, and place further pressure on retail and wholesale prices. While the exact form of regulation is currently unknown, the objectives of the review appear to focus on facilitating the entry of new competitors, and encouraging the formation of wholesale mobile virtual network operator (MVNO) models. Telecom closed its TDMA network on 31 March 2007 and all remaining customers are now on the CDMA network.

•

Growth in the uptake of broadband services in New Zealand continues. Total broadband connections increased by 43,000 in Q3 2006-07 following an increase of 36,000 in Q2 2006-07. The effect of this growth on revenue continues to be significantly negated by the reduction in pricing for business customers resulting in reduced revenue from the business segment.

The introduction of new regulated broadband services such as naked DSL and LLU are likely to have the effect of accelerating the rate of broadband penetration, and may result in further downward pressure on wholesale and retail broadband prices. More importantly, the advent of naked DSL and LLU pose threats to Telecom’s fixed line access relationship with customers and could accelerate the rate of decline in traditional telephony services such as calling.

•

Offsetting these growing parts of the business, Telecom’s traditional calling business continues to decline due to ongoing product substitution and competitive pressure. Excluding the impact of international transit revenue, the decrease in calling revenue in New Zealand Operations was 5.7% in the nine months ended 31 March 2007.

The rate of decline in calling is expected to be impacted by the introduction of naked DSL and LLU regulated services. Refer to the previous discussion on broadband services above.

•

The overall operating margin percentage in the New Zealand operations continues to come under pressure, given the shift in revenue mix from the high-margin traditional calling business to lower margin new business (particularly the IT services business, which is less capital intensive than Telecom’s traditional business). The growth in the mobile and broadband customer bases also continues to have a negative impact on costs and margins, driving significantly greater customer acquisition and provisioning costs and necessitating investment in additional customer service capability.

In light of these factors, particularly the decline in the calling business, Telecom is pursuing operating cost efficiency initiatives to offset the negative impact of these trends. Longer term, Telecom is seeking to redesign its operating model to a fundamentally lower cost approach in order to maintain satisfactory operating margins.

Australian Operations

•

Competitive conditions impacting on Telecom’s Australian operations continue to be highly challenging. Retail prices continue to decline across all products, while margins remain under significant pressure. These negative trends have been exacerbated by the cessation of substantial corporate and government contracts.

•

To respond to the challenges that the Australian operations are facing, further significant investment has been made in sales, customer service and IT capabilities in AAPT in order to support improved customer acquisition and retention programmes. This investment continues to have a negative impact on costs and free cash flow in the short-term. This investment continues in 2006-07, and is part of a comprehensive strategic programme designed to fundamentally reposition AAPT services in the future.

•

Implementation of the IT platform to enable the provision of an improved customer experience, Hyperbaric, is entering its final stages and the system is planned to go live in June 2007. This will continue the progress of the Consumer and Small Enterprise to the next generation business model.

•

Telecom proposal to acquire 100% of PowerTel’s equity a cash price of A$2.30 per share remains on course to complete in May. In April, PowerTel shareholders voted strongly in favour of PowerTel being acquired by Telecom. In doing so, they followed the unanimous recommendation made by PowerTel’s Directors to vote in favour of the acquisition, in the absence of a superior proposal.

The Scheme was approved by the Federal Court of Australia on 30 April, 2007, and now remains subject only to settlement and satisfaction of certain non-substantive closing conditions on 9 May 2007.

FUTURE EXPECTATIONS

As discussed in the “Key Trends” section, expectations around Telecom’s future financial and operating performance have been materially impacted by a series of wholesale price determinations, and the changes to telecommunications regulation in New Zealand announced in 2006. While key details of the specific changes have yet to be finalised, the cumulative effect of the proposed changes is likely to place downward pressure on operating margins and retail market share.

While the exact form of regulation, timetable for implementation, and likely competitor responses are uncertain, Telecom is revising its strategies to proactively respond to the changes in the new environment. Specifically, Telecom has:

•	increased the level of investment and service offerings designed to attract high value customers to integrated service packages;

•	further addressed the efficiency of current business processes;

•

accelerated the introduction of the “Next Generation Telecom” (“NGT”) business model. This model is a longer-term programme designed to fundamentally reduce the operating cost structure of the future business via a radical simplification of consumer and business offers and the construction of a next generation access network with related enhancements in service, provisioning, and product development capability; and

•	established a comprehensive undertakings implementation programme designed to co-ordinate and project manage the significant operational separation process.

•

proposed an alternative structural separation of an access network unit with specific long term investment commitments in return for a number of concessions from the Government, including pricing certainty and future deregulation.

Telecom’s original proposed model of operational separation would have operationally separated the retail business units from the network and wholesale units, and reinforced the separation with legally binding undertakings, independent and auditable oversight, and other structural changes designed to support non-discriminatory treatment of competitors. In legislation finalised in December 2006, the Government has mandated a more onerous form of operational separation than that proposed by Telecom, requiring the creation of a separate business unit to operate the fixed line access network in order to provide services to both Telecom’s retail units and its competitors. The consultation document tabled by the MED on 8 April, 2007 detailed costly and complex governance and non-discrimination arrangements that if implemented, would further impact Telecom’s profitability and competitiveness.

As part of our operational separation process discussions with MED, Telecom undertook a bottom up implementation impact analysis of the MED’s specific proposals highlighted in the 8 April, 2007 consultation paper. The key findings of that analysis are:

The full cost of implementing operational separation and new definitions for regulated services range from about $200 million to $500 million capital expenditure with a best estimate of $330 million. Additional ongoing operating expenditure will rise to about $40 million per annum. Given that most of this cost is IT system related, experience suggests the costs will trend towards the upper end of this range.

More critically, to deliver in the assumed timeframe (fully complete by 2010) a potential peak of 700 additional staff may be required (in 2007-08). The specific requirements of operational separation are for 450 people in 2007-08, in an environment where 250 technical vacancies existed as at the end of March 2007. The likelihood of Telecom attracting and then retaining the required resource is very low due to tight labour market conditions.

As expected there is a large amount of uncertainty around these estimates, as the determination process has not yet been completed, nor has the detailed design process been started. Risks are very high, in particular those risks arising from operational and process complexity and the availability of the necessary human resource skills. Based on the latest assessments, Telecom would be unable to meet the requirements tabled in the consultation document within the draft timeframes indicated.

For 2006-07, Telecom currently expects the following impacts in the New Zealand business:

•

The cumulative impact of the underlying trends, direct regulatory effects, and investments in revised strategies is currently expected to result in a decline in 2006-07 EBITDA for New Zealand operations of approximately 3.0% compared to 2005-06.

For 2006-07, Telecom currently expects the following outcomes in the Australian business:

•

The current EBITDA forecast for the Australian business indicate a result of approximately $A40 million, subject to certain key assumptions. While Telecom has recently concluded new commercial arrangements for network services which should materially benefit future periods, the timeline for implementing the new arrangements are presently uncertain and are subject to normal execution risks. In addition, Telecom intends to launch a new service capability during Q4 2006-07 and Q1 2007-08 and this launch and subsequent migration of a large proportion of the AAPT customer base introduces the potential for material short-term variability in forecasts for Australian operations during the 2006-07 year.

Telecom currently expects net profit after tax, excluding abnormal items, for the year ending 30 June 2007 to be within the range of $875 million to $895 million. This range has not changed from previous guidance, despite the sale of YPG, as the loss of two months earnings from YPG is offset by interest earned on investment of the net sale proceeds. The gain on sale from the disposal of YPG will be treated as an abnormal item.

Telecom’s current capital expenditure forecast for the 2006-07 financial year is approximately $825 million. Forecast capital expenditure incorporates Telecom’s decision to acquire additional Southern Cross capacity in the current financial year amounting to $24 million.

Group depreciation and amortisation expense for 2006-07 is expected to be within the range of $640 million to $660 million, of which $570 million to $580 million relates to New Zealand and $70 million to $80 million relates to Australia. The majority of the impairment charge in respect of the Australian operations at 30 June 2006 was applied against property, plant and equipment, and as a result, depreciation expense in 2006-07 will be at correspondingly lower levels.

Telecom will provide operating and capital expenditure guidance for 2007-08 at our full year result in August 2007. As indicative guidance we expect the 2007-08 EBITDA for New Zealand operations to decline at rates comparable to the current quarterly run rate.

FORWARD-LOOKING STATEMENTS

This Management Commentary contains forward-looking statements. The words “believe”, “expect”, “will”, “estimate”, “project”, “forecast”, “should”, “anticipate”, “intend” and similar expressions may identify forward-looking statements. Such forward-looking statements are based on the beliefs of the Company’s management as well as on assumptions made by and information currently available to the Company at the time such statements were made. Actual results could differ materially from those projected in the forward-looking statements as a result of the matters discussed herein and certain economic and business factors, some of which may be beyond the control of the Company. Such factors include, but are not limited to, competition in the New Zealand and Australian telecommunications markets, the outcome of pending litigation, the effect of current or future government regulation, technological change in the telecommunications industry, and the state of the New Zealand and Australian economies.

DIVIDEND POLICY AND LONG-TERM CAPITAL MANAGEMENT

Capital Return by way of Scheme of Arrangement

In May 2007 the Board of Telecom announced the company’s intention to make a cash return of capital to shareholders of $1.1 billion, subject to relevant court, shareholder and taxation authority approvals. This planned return of capital follows the sale of Yellow Pages Group Limited in April 2007. In the view of the Board, the proposed cash return of $1.1 billion incorporates sufficient flexibility to accommodate a deterioration in operating outlook, significant ongoing capital expenditure (including a potential shift in underlying mobile technology), and the acquisition of PowerTel Limited, while still defending a strong “A” credit rating from both Moody’s investor Service and Standard and Poor’s.

The Board of Telecom has proposed the return of capital by way of a scheme of arrangement to be approved by the High Court under section 236(1) of the Companies Act 1993 and carried out as an off-market pro-rata share cancellation. Telecom will be working towards completion of the capital return by late September 2007 and will advise further details, including the cash payment per share cancelled, and ratio of shares to be cancelled, in due course.

Ordinary Dividends

At the full year announcement in August 2006 the Board of Telecom advised that it was the company’s intention, subject to there being no material adverse change in circumstances or operating outlook, to target an ordinary dividend payout ratio of approximately 75% of net earnings (after adding back relevant non-cash items) for the 2006-07 fiscal year.

Subject to there being no material adverse changes in circumstances, dividends from each of the first three quarters of the year ended 30 June 2007 will be 7.0 cps. The dividend for the fourth quarter of the year will be set to achieve the target full year payout ratio.

In accordance with this policy the Board has declared a third quarter dividend of 7.0 cps.

Third Quarter Ordinary Dividends
Ordinary Shares	7.0 cents
American Depositary Shares	*US 41.37 cents

Supplementary dividend (to non-resident shareholders)
Per ordinary share	1.24 cents
Per American Depositary Share	*US 7.33 cents

“Ex” dividend dates
New Zealand Exchange	28 May 2007
Australian Stock Exchange	21 May 2007
New York Stock Exchange	22 May 2007

Books closing dates
New Zealand, Australian Stock Exchanges	25 May 2007
New York Stock Exchange	24 May 2007

Payment dates
New Zealand, Australia	8 June 2007
New York	15 June 2007

*	Based on an exchange rate at 17 April 2007 of NZ$1.00 to US$0.7387 and a ratio of eight ordinary shares per one American Depository Share.

Dividend Reinvestment Policy

The Dividend Reinvestment Plan has been retained. A 3% discount to the prevailing market price will be applied to shares issued under the Dividend Reinvestment Plan.

Long-Term Capital Management

The Board continues to be committed to Telecom maintaining strong “single A” credit ratings from Moody’s Investors Service and Standard and Poor’s and its capital management policies are designed to ensure this objective is met. Relevant factors include Telecom’s debt profile, operating outlook, cash flow, cost of capital, and level of imputation credits. As a guide, the Board expects Telecom to maintain a relatively stable capital structure with the intention that, in normal circumstances, the ratio of gross debt to EBITDA would not materially exceed 1.7 times on a long-run basis.

TELECOM GROUP RESULT

A further breakdown of reported group results is provided in the table below.

	Nine months ended 31 March			Quarter ended 31 March
Telecom Group Result	2007 $m	2006 $m	Change %	2007 $m	2006 $m	Change %
Operating revenues and other income
Local service	808	808	—	269	268	0.4
Calling	1,018	1,039	(2.0)	325	344	(5.5)
Interconnection	144	154	(6.5)	48	51	(5.9)
Mobile	676	647	4.5	220	216	1.9
Data	412	452	(8.8)	137	146	(6.2)
Broadband and internet	352	333	5.7	112	113	(0.9)
IT services	264	249	6.0	83	74	12.2
Other operating revenue	480	407	17.9	164	143	14.7
Abnormal income	20	60	(66.7)	—	—	—

	4,174	4,149	0.6	1,358	1,355	0.2

Operating expenses
Labour	566	564	0.4	175	176	(0.6)
Intercarrier costs	938	902	4.0	293	322	(9.0)
Other operating expenses	1,186	1,105	7.3	383	334	14.7
Abnormal expenses	43	931	(95.4)	—	—	—

	2,733	3,502	(22.0)	851	832	2.3

EBITDA*	1,441	647	122.7	507	523	(3.1)

Depreciation	366	393	(6.9)	126	133	(5.3)
Amortisation	110	126	(12.7)	37	44	(15.9)

Depreciation and amortisation	476	519	(8.3)	163	177	(7.9)

Earnings before interest and tax	965	128	653.9	344	346	(0.6)

Net interest expense	192	191	0.5	59	62	(4.8)
Income tax expense	179	272	(34.2)	90	103	(12.6)
Minority interest	3	3	—	1	1	—

Net earnings - continuing operations	591	(338)	NM	194	180	7.8
- disposal group	99	94	5.3	44	42	4.8

Net earnings	690	(244)	NM	238	222	7.2

*	Earnings before Interest, Taxation, Depreciation and Amortisation

NM = Not a Meaningful Comparison

Total revenue of $4,174 million for the nine months ended 31 March 2007 increased by $25 million (0.6%) compared to the corresponding period. Aside from the impact of abnormal items, broadband and internet revenue grew, reflecting increased broadband penetration, particularly within Australian Operations. Growth in mobile revenue of $29 million for the nine months ended 31 March 2007 reflected increasing revenue in NZ Operations and resulted from growth in the customer base and penetration of mobile data services. Growth in other operating revenue was driven by growth in resale revenue in Australian Operations. IT services revenue also grew strongly in the nine months (up 6.0%). Growth across these revenue categories has been partly offset by lower data and interconnection revenues.

Operating expenses in the corresponding period included substantial abnormal expenses relating to the write-down of Telecom’s Australian operations. Excluding these abnormal items, operating expenses increased largely as a result of growth in sales costs associated with the growth in IT Services and broadband revenues in New Zealand, as well as increased intercarrier costs related to the growth in international transit revenues.

Depreciation and amortisation expense declined as a result of the write-down of Australian operation in the prior year. Net interest expense remained stable, while tax expense was significantly impacted by the recognition of tax benefits resulting from the previous write-down of Australian operations. Excluding the credit for the tax benefit on the write-down, the effective tax rate for 2007 was 31.6%. This was slightly lower than the New Zealand corporate tax rate of 33% due to the non-assessable gain on the sale of Telecom Samoa Cellular and other non-assessable income in offshore subsidiaries.

LIQUIDITY AND CAPITAL RESOURCES (CONSOLIDATED)

	Nine months ended 31 March			Quarter ended 31 March
	2007 $m	2006 $m	Change %	2007 $m	2006 $m	Change %
Cash flows
Net cash flows from/(applied to):
Operating activities	1,199	1,171	2.4	520	374	39.0
Investing activities	(493)	(360)	36.9	(156)	(236)	(33.9)
Financing activities	(341)	(857)	(60.2)	(128)	(180)	(28.9)

Net cash flow	365	(46)	NM	236	(42)	NM

NM = Not a Meaningful Comparison

A detailed breakdown of the cash flow can be found in the Appendices.

Net cash flows from operating activities were 2.4% and 39.0% higher than the corresponding period for the nine months and quarter ended 31 March 2007 respectively. This reversed the trend seen last quarter as working capital movements reversed. The significant operating cash flow improvement for the current quarter compared to the corresponding period primarily reflects a reduction in the tax paid as a result of the lower taxation charge for the year (see above) and the receipt of the Southern Cross dividend.

The net cash outflow for investing activities increased by $133 million (36.9%) for the nine months ended 31 March 2007 compared to the corresponding period. This movement is mainly due to the receipt of cash from the sale of INL in the prior year.

The net cash outflow for financing activities decreased by $516 million (60.2%) for the nine months ended 31 March 2007. The decrease was primarily due to a decrease in the dividend paid compared to the prior period, as the prior period included the payment of special dividends declared in respect of the 2005 financial year. The cessation of the repurchase of shares in connection with the dividend reinvestment plan has also reduced the cash outflow from financing activities.

Telecom believes that its working capital is sufficient for its requirements. Telecom has adequate internal and external resources available, including borrowing capacity, to finance its operating requirements, anticipated capital expenditure, dividends and investments.

The net debt to net debt plus equity ratio was 70.3% at 31 March 2007, compared to 75.0% at 31 December 2006 (net debt is defined as total debt plus total debt related derivative liabilities less cash, short-term investments and debt related derivative assets).

Net debt was $3,268 million at 31 March 2007, a decrease of $249 million from net debt at 31 December 2006 of $3,517 million.

OVERVIEW OF GEOGRAPHIC RESULTS

Telecom operates integrated businesses in New Zealand and Australia, each of which is subject significantly different competitive conditions, risks and financial results reflecting their different histories and size relative to the overall market. The reporting that follows presents results separately for Telecom’s New Zealand and Australian operations. The results of Telecom’s international business are included within New Zealand operations.

Corporate expenses are not allocated to the geographic segments and are included separately in a Corporate and Other category.

Telecom measures and evaluates the geographic segments based on earnings from operations (defined as earnings before interest and tax, excluding abnormal items).

Telecom’s earnings from operations excluding abnormal items for the nine months ended 31 March 2007 were $988 million, compared to $999 million for the corresponding period (after excluding YPG). The table on the following page details revenues, expenses and earnings from operations by geographic segment.

Summary of Geographic Results

	Nine months ended 31 March			Quarter ended 31 March
	2007 $m	2006 $m	Change %	2007 $m	2006 $m	Change %
NZ Operations[1]
Operating revenues	3,207	3,172	1.1	1,050	1,046	0.4
Operating expenses	(1,725)	(1,655)	4.2	(554)	(515)	7.6

EBITDA[2]	1,482	1,517	(2.3)	496	531	(6.6)
Depreciation and amortisation	(423)	(394)	7.4	(143)	(135)	5.9

Earnings from operations	1,059	1,123	(5.7)	353	396	(10.9)
Australian Operations
Operating revenues	994	975	1.9	313	327	(4.3)
Operating expenses	(967)	(911)	6.1	(299)	(311)	(3.9)

EBITDA[2]	27	64	(57.8)	14	16	(12.5)
Depreciation and amortisation	(51)	(124)	(58.9)	(19)	(41)	(53.7)

Earnings from operations	(24)	(60)	(60.0)	(5)	(25)	(80.0)
Corporate and Other
Operating revenues	29	15	93.3	20	10	100.0
Operating expenses	(74)	(78)	(5.1)	(23)	(34)	(32.4)

EBITDA[2]	(45)	(63)	(28.6)	(3)	(24)	(87.5)
Depreciation and amortisation	(2)	(1)	100.0	(1)	(1)	—

Earnings from operations	(47)	(64)	26.6	(4)	(25)	(84.0)
Eliminations[3]
Operating revenues	(76)	(73)	(4.1)	(25)	(28)	(10.7)
Operating expenses	76	73	(4.1)	25	28	(10.7)

EBITDA[2]	—	—	—	—	—	—
Depreciation and amortisation	—	—	—	—	—	—

Earnings from operations	—	—	—	—	—	—
Telecom Group
Operating revenues	4,154	4,089	1.6	1,358	1,355	0.2
Operating expenses	(2,690)	(2,571)	4.6	(851)	(832)	2.3

EBITDA[2]	1,464	1,518	(3.6)	507	523	(3.1)
Depreciation and amortisation	(476)	(519)	(8.3)	(163)	(177)	(7.9)

Earnings from operations	988	999	(1.1)	344	346	(0.6)

1	- NZ Operations excluding the Yellow Pages Group
2	- Adjusted Earnings Before Interest, Taxation, Depreciation and Amortisation
3	- Eliminations remove the impact of internal transactions

NZ OPERATIONS

Within its integrated NZ Operations, Telecom provides fixed line and value added services for voice and data communications, wireless services for voice and data communications, calling and managed data network services between New Zealand, Australia and the rest of the world, internet access and online services and IT services. These results reflect the continuing activities of NZ Operations and exclude Yellow Pages Group.

The results for NZ Operations are set out in the table below.

	Nine months ended 31 March			Quarter ended 31 March
	2007 $m	2006 $m	Change %	2007 $m	2006 $m	Change %
Operating revenues
Local service	785	784	0.1	262	261	0.4
Calling	738	722	2.2	239	237	0.8
Interconnection	113	123	(8.1)	38	42	(9.5)
Mobile	614	573	7.2	201	193	4.1
Data	317	327	(3.1)	109	107	1.9
Broadband and internet	237	253	(6.3)	73	84	(13.1)
IT services	264	249	6.0	83	74	12.2
Other operating revenue	80	86	(7.0)	26	27	(3.7)
Internal revenue	59	55	7.3	19	21	(9.5)

	3,207	3,172	1.1	1,050	1,046	0.4
Operations and support expenses
Labour	371	373	(0.5)	115	114	0.9
Intercarrier costs	381	378	0.8	119	131	(9.2)
Other operating expenses	955	887	7.7	313	264	18.6
Internal expenses	18	17	5.9	7	6	16.7

	1,725	1,655	4.2	554	515	7.6
EBITDA	1,482	1,517	(2.3)	496	531	(6.6)
Depreciation	328	305	7.5	112	102	9.8
Amortisation	95	89	6.7	31	33	(6.1)

Earnings from operations	1,059	1,123	(5.7)	353	396	(10.9)

Overview of Results

Earnings from operations of $1,059 million for the nine months ended 31 March 2007 and $353 million for Q3 2006-07 decreased by $64 million (5.7%) and $43 million (10.9%) respectively compared to the corresponding periods in the prior year.

Operating revenues increased by $35 million (1.1%) for the nine months ended 31 March 2007 and by $4 million for Q3 2006-07, with increased calling, mobile, IT services and internal revenues being partly offset by declines in interconnection, data, broadband and internet, and other revenues.

Further analysis of the NZ Operations result follows.

Local Service Revenue

Local service revenues were stable for the nine months ended 31 March 2007 and for Q3 2006-07 compared to the corresponding periods in the prior year. As seen in the prior quarters, the increase in access revenues was offset by a decrease in local call revenues. Smartphone, messaging and call track revenues remained stable for the nine months ended 31 March 2007.

The increase in access revenues was due to the consumer price index increase in March 2006. The decline in local call revenues was due largely to businesses migrating from dial-up internet access to broadband (with a corresponding shift in revenue from local service to broadband and internet) and declining call volumes as a result of competitive pressure.

Wholesaling of residential access lines commenced in Q3 2004-05. As at 31 March 2007, 97,000 of Telecom’s residential access lines were wholesale connections.

	Nine months ended 31 March			Quarter ended 31 March
	2007	2006	Change %	2007	2006	Change %
Business & residential access
Revenue ($m)	684	674	1.5	229	226	1.3
Access lines
Residential:
Retail (000s)	1,308	1,349	(3.0)
Wholesale (000s)	97	66	47.0

Total Residential (000s)	1,405	1,415	(0.7)
Business:
Retail (000s)	254	254	—
Wholesale (000s)	50	51	(2.0)

Total Business (000s)	304	305	(0.3)
Centrex lines (000s)	64	67	(4.5)
Local calls*
Revenue ($m)	47	55	(14.5)	15	17	(11.8)
Call minutes (m)	1,360	1,660	(18.1)	419	527	(20.5)
Smartphone, messaging and call track
Revenue ($m)	54	55	(1.8)	18	18	—

Total Local Service Revenue	785	784	0.1	262	261	0.4
Consumer Local Service ( $m)	491	487	0.8	163	163	—
Business Local Service ($m)	237	243	(2.5)	79	80	(1.3)
Wholesale Local Service ( $m)	57	54	5.6	20	18	11.1

	785	784	0.1	262	261	0.4

*	Includes business local calls, residential calls under 20 cents local calling option and Centrex and VPN local calls

Calling Revenue

Calling revenue is broken down as follows:

	Nine months ended 31 March			Quarter ended 31 March
	2007 $m	2006 $m	Change %	2007 $m	2006 $m	Change %
Calling revenue
National	408	437	(6.6)	134	144	(6.9)
International	294	248	18.5	92	81	13.6
Other	36	37	(2.7)	13	12	8.3

	738	722	2.2	239	237	0.8

National Calling Revenue

	Nine months ended 31 March			Quarter ended 31 March
	2007	2006	Change %	2007	2006	Change %
National calls
Revenue ($m)	126	148	(14.9)	40	48	(16.7)
Call minutes (m)	1,231	1,419	(13.2)	388	461	(15.8)
Average price (cents)	10.2	10.4	(1.9)	10.3	10.4	(1.0)
Calls to mobile networks
Revenue ($m)	214	222	(3.6)	71	73	(2.7)
Call minutes (m)	601	553	8.7	200	184	8.7
Average price (cents)	35.6	40.1	(11.2)	35.5	39.7	(10.6)
National 0800
Revenue ($m)	68	67	1.5	23	23	—
Call minutes (m)	478	465	2.8	159	156	1.9
Average price (cents)	14.2	14.4	(1.4)	14.5	14.7	(1.4)

Total National Calling Revenue	408	437	(6.6)	134	144	(6.9)
Consumer National Calling	210	231	(9.1)	70	77	(9.1)
Business National Calling	184	196	(6.1)	60	64	(6.3)
Wholesale National Calling	14	10	40.0	4	3	33.3

	408	437	(6.6)	134	144	(6.9)

Total national calling revenue (including national calls, calls to mobile networks, and national 0800) decreased by $29 million (6.6%) for the nine months ended 31 March 2007 and by $10 million (6.9%) for Q3 2006-07 compared to the corresponding periods in the prior year. Revenue from national calls decreased by $22 million (14.9%) for the nine months ended 31 March 2007 and by $8 million (16.7%) for Q3 2006-07 with volumes 13.2% lower for the nine months ended 31 March 2007 and 15.8% lower for Q3 2006-07 largely due to fixed to mobile substitution (with a related increase in volume in mobile calls and calls to mobile networks).

Revenue from calls to mobile networks decreased $8 million (3.6%) for the nine months ended 31 March 2007 and $2 million (2.7%) for Q3 2006-07 compared to the corresponding periods in the prior year. Average prices decreased 11.2%, partly offset by an 8.7% increase in call minutes.

National 0800 revenue remained stable, as the increase in call minutes is offset by a decrease in average prices.

International Calling Revenue

International calling revenue for NZ Operations comprises outward calling revenue, where New Zealand customers make calls from fixed networks originating in New Zealand and terminating overseas; inwards calling revenue, where calls originated by overseas carriers terminate on Telecom’s fixed or mobile networks or calls terminating on other companies’ networks; and transit calling revenue, where Telecom acts as an intermediary carrier of international calls.

The breakdown of international calling revenue is shown in the table below.

	Nine months ended 31 March			Quarter ended 31 March
	2007 $m	2006 $m	Change %	2007 $m	2006 $m	Change %
International calling revenue
International outward	94	97	(3.1)	31	32	(3.1)
International inward	24	25	(4.0)	6	8	(25.0)
International transits	176	126	39.7	55	41	34.1

	294	248	18.5	92	81	13.6

International calling revenue increased by $46 million (18.5%) for the nine months ended 31 March 2007 and by $11 million (13.6%) for Q3 2006-07 compared to the corresponding periods in the prior year, largely due to an increase in gross transit revenues. Excluding transit revenues, international calling revenue declined 3.3% and 7.5% for the nine months and quarter ended 31 March 2007 respectively. An analysis of volumes and average price is shown in the following table.

	Nine months ended 31 March			Quarter ended 31 March
	2007	2006	Change %	2007	2006	Change %
Outwards calls
Revenue ($m)	94	97	(3.1)	31	32	(3.1)
Call minutes (m)	500	483	3.5	169	158	7.0
Average price (cents)	18.8	20.1	(6.5)	18.3	20.3	(9.9)

Retail Outward Calls ($m)	83	88	(5.7)	27	30	(10.0)
Wholesale Outward Calls ($m)	11	9	22.2	4	2	100.0

	94	97	(3.1)	31	32	(3.1)

Inwards calls
Revenue ($m)	24	25	(4.0)	6	8	(25.0)
Call minutes (m)	439	492	(10.8)	140	169	(17.2)
Average price (cents)	5.5	5.1	7.8	4.3	4.7	(8.5)

Transits
Revenue ($m)	176	126	39.7	55	41	34.1
Intercarrier costs ($m)	(148)	(96)	54.2	(50)	(33)	51.5

Net margin ($m)	28	30	(6.7)	5	8	(37.5)
Call minutes (m)	2,518	2,054	22.6	858	751	14.2
Average margin per minute (cents)	1.1	1.5	(26.7)	0.6	1.1	(45.5)

Outwards calling revenue decreased by $3 million (3.1%) for the nine months ended 31 March 2007 and $1 million (3.1%) for Q3 2006-07 compared to the corresponding periods in the prior year, due to a 6.5% decline in average prices for the nine months ended 31 March 2007 and 9.9% decline for Q3 2006-07, partly offset by an increase in call volumes of 3.5% for the nine months ended 31 March 2007 and 7.0% for Q3 2006-07.

Inwards calling revenue decreased by $1 million (4.0%) for the nine months ended 31 March 2007 and by $2 million (25.0%) for Q3 2006-07. The decrease was driven by a reduction in call volumes for both the nine months ended 31 March 2007 and Q3 2006-07.

Transit revenue increased by $50 million (39.7%) for the nine months ended 31 March 2007 and by $14 million (34.1%) for Q3 2006-07 as a result of strong volume growth. As margins per minute have declined in a tight market, volume growth has been required to slow the fall in overall margin from the transit business. This strong growth in volumes results in a corresponding increase in international settlement costs (see “Intercarrier Costs”).

The net margin from transits decreased by $2 million (6.7%) for the nine months ended 31 March 2007 and decreased by $3 million (37.5%) for Q3 2006-07 compared to the corresponding periods in the prior year, with higher volumes helping offset the impact of a decline in average margin per minute.

Interconnection Revenue

	Nine months ended 31 March			Quarter ended 31 March
	2007 $m	2006 $m	Change %	2007 $m	2006 $m	Change %
Interconnection
PSTN interconnection	51	50	2.0	17	17	—
Mobile interconnection	62	73	(15.1)	21	25	(16.0)

	113	123	(8.1)	38	42	(9.5)

Interconnection revenue decreased by $10 million (8.1%) for the nine months ended 31 March 2007 and $4 million (9.5%) for Q3 2006-07 compared to the corresponding periods in the prior year. The decrease in mobile interconnection revenue for the nine months ended 31 March 2007 is principally due to a reduction in revenue billed to interconnection carriers, with a corresponding decrease in intercarrier costs (see “Intercarrier costs”). PSTN interconnection revenue remained stable for the nine months ended 31 March 2007 and for Q3 2006-07 compared to the corresponding periods in the prior year.

Mobile Revenue

	Nine months ended 31 March			Quarter ended 31 March
	2007	2006	Change %	2007	2006	Change %
Mobile revenue ($m)
Voice revenue	392	393	(0.3)	130	130	—
Data revenue	163	123	32.5	55	44	25.0

Mobile voice and data	555	516	7.6	185	174	6.3
Other mobile	59	57	3.5	16	19	(15.8)

Total mobile	614	573	7.2	201	193	4.1
Call minutes (m)	1,079	1,013	6.5	359	342	5.0
Average Revenue Per User (“ARPU”)
ARPU - $ per month
Postpaid	64.6	68.8	(6.1)	62.8	66.7	(5.8)
Prepaid	12.6	10.7	17.8	11.7	10.5	11.4
Total	34.1	33.2	2.7	32.5	31.7	2.5
Voice	24.1	25.3	(4.7)	22.8	23.6	(3.4)
Data	10.0	7.9	26.6	9.7	8.0	21.3
Total ARPU including interconnection	44.4	45.9	(3.3)	42.3	44.0	(3.9)

Mobile revenue increased by $41 million (7.2%) for the nine months ended 31 March 2007 and by $8 million (4.1%) for Q3 2006-07 compared to the corresponding periods in the prior year.

The growth in total mobile revenue was principally due to the increase in mobile voice and data revenue, which increased by $39 million (7.6%) for the nine months ended 31 March 2007 and by $11 million (6.3%) for Q3 2006-07 compared to the corresponding periods in the prior year. The increase reflects growth in data revenues through higher data volumes. Voice revenues were stable as call minutes increased offsetting a decline in the average price.

Other mobile revenue increased $2 million for the nine months principally due to increased handset sales revenues and growth in repairs revenue.

Mobile revenue excludes any revenue from terminating calls and text messaging from competitors’ networks, which is included in interconnection revenue.

Postpaid ARPU decreased 6.1% for the nine months ended 31 March 2007 and 5.8% for Q3 2006-07, while prepaid ARPU increased by 17.8% for the nine months ended 31 March 2007 and 11.4% for Q3 2006-07 compared to the corresponding periods in the prior year. Postpaid ARPU has decreased due to the impact of competition on pricing and the dilution impact of the integrated call plan offering that has a zero access fee element, which is popular with customers that would have previously connected as prepaid. Prepaid ARPU has increased due to a combination of increased data revenues and the removal of inactive connections from the TDMA connection base in Q4 2005-06. Total ARPU (excluding interconnection) for the nine months ended 31 March 2007 increased 2.7% due to the increase in prepaid ARPU and the higher percentage of active prepaid customers on the base.

Closure of the TDMA network occurred on 31 March 2007 therefore all mobile customers are now on the CDMA network.

Total ARPU including interconnection decreased by 3.3% for the nine months ended 31 March 2007 and by 3.9% for Q3 2006-07 compared to the corresponding periods in the prior year, predominantly due to lower per user interconnection revenues (interconnection includes notional revenue for PSTN calls to Telecom mobile networks based on market rates).

	31 March 2007			31 March 2006
	Postpaid	Prepaid	Total	Postpaid	Prepaid	Total
Mobile connections at period end (000s)
CDMA
Total CDMA connections	775	1,152	1,927	668	880	1,548
Three month active base (%)	100	93	96	100	95	97
TDMA
Total TDMA connections	—	—	—	36	286	322
Three month active base (%)	—	—	—	100	80	82
Internal connections (CDMA)	9	—	9	8	—	8

Total Connections	784	1,152	1,936	712	1,166	1,878

Total connections of 1,936,000 at 31 March 2007 grew by 58,000 (3.1%) over the twelve month period from 1,878,000 at 31 March 2006 (which includes a one-off write-down of 199,000 non-active TDMA connections from the base in Q4 2005-06 in anticipation of the TDMA network closure) and by 65,000 (3.5%) from 1,871,000 at 31 December 2006. Of the 31 March 2007 total connection base, 40.5% were postpaid connections, while 59.5% were prepaid connections.

Data Revenue

Data revenue decreased by $10 million (3.1%) for the nine months ended 31 March 2007 although relatively stable for Q3 2006-07 (increase of $2 million) compared to the corresponding periods in the prior year. A breakdown of the key components of data revenue is provided in the following table:

	Nine months ended 31 March			Quarter ended 31 March
	2007 $m	2006 $m	Change %	2007 $m	2006 $m	Change %
Data revenue
Managed IP data services:
Lanlink	57	71	(19.7)	17	20	(15.0)
Private office and high speed data	69	40	72.5	26	15	73.3
Other IP data	6	6	—	3	2	50.0

	132	117	12.8	46	37	24.3
Traditional data services:
Frame relay	16	19	(15.8)	6	6	—
Digital data services	34	50	(32.0)	10	18	(44.4)
ISDN	76	76	—	25	25	—
Leased data services	40	46	(13.0)	14	15	(6.7)
IP Net / Netgate	5	6	(16.7)	2	2	—
Miscellaneous data	14	13	7.7	6	4	50.0

	185	210	(11.9)	63	70	(10.0)

Total Data Revenue	317	327	(3.1)	109	107	1.9
Business data	264	261	1.1	82	76	7.9
Wholesale data	53	66	(19.7)	27	31	(12.9)

	317	327	(3.1)	109	107	1.9

The decline in data revenue has been driven by a decrease in traditional data and Lanlink services, partly offset by increased managed IP data services. Across both services, business data has grown in the quarter (increase of $6 million) while Wholesale data continues to decline (decrease of $13 million in 9 months ended 31 March 2007) when compared to the corresponding periods due to the effect of new regulatory pricing impacts.

Managed IP data services revenue increased by $15 million (12.8%) for the nine months ended 31 March 2007 and $9 million (24.3%) for Q3 2006-07 compared to the corresponding periods in the prior year. Lanlink decreased $14 million for the nine months ended 31 March 2007 substantially due to migration of customers to Private office. Private office and high speed data growth of $29 million for the nine months ended 31 March 2007 reflects growth in Private office connectivity and increased management of customers’ private office networks, combined with some product migration from Lanlink.

Traditional data services revenue decreased by $25 million (11.9%) for the nine months ended 31 March 2007 compared to the corresponding periods in the prior year.

Broadband and Internet Revenue

	Nine months ended 31 March			Quarter ended 31 March
	2007	2006	Change %	2007	2006	Change %
Broadband revenue ($m)
Broadband revenue	184	185	(0.5)	57	63	(9.5)
Value added services revenue	13	13	—	3	4	(25.0)

Total broadband revenue	197	198	(0.5)	60	67	(10.4)
Consumer	110	87	26.4	33	30	10.0
Business	54	85	(36.5)	15	26	(42.3)
Wholesale	33	26	26.9	12	11	9.1

	197	198	(0.5)	60	67	(10.4)
Broadband connections* (000s)
Residential	356	244	45.9
Business	64	52	23.1

Total Retail	420	296	41.9
Total Connections
Retail	420	296	41.9
Wholesale	145	88	64.8

Total Connections	565	384	47.1
Internet revenue ($m)
Internet revenue	40	55	(27.3)	13	17	(23.5)
Active dial-up customers at period end (000s)	264	331	(20.2)
Total dial-up hours (m)	52.0	73.4	(29.2)	16.0	21.8	(26.6)
Average hours per active customer per month	30.2	23.1	30.7	19.3	21.0	(8.0)

Total Broadband and Internet Revenue ($m)	237	253	(6.3)	73	84	(13.1)

*	Broadband connections include all plans with download speeds of 256 kbps or greater

Broadband and internet revenue decreased by $16 million (6.3%) for the nine months ended 31 March 2007 and by $11 million (13.1%) for Q3 2006-07 compared to the corresponding periods in the prior year.

Broadband revenue decreased by $1 million (0.5%) for the nine months ended 31 March 2007 and by $7 million (10.4%) for Q3 2006-07 compared to the corresponding periods in the prior year. The decline in revenue in the quarter was principally due to Telecom providing $7 million for refunds to customers who experienced technical issues with the Go Large subscription plan. This refund was offset against the revenue it related to. The stability in total revenue is due to growth in the consumer broadband revenue offsetting a decrease in business broadband revenue. Consumer broadband revenue increased by $23 million (26.4%) for the nine months ended 31 March 2007, driven by the continued uptake of Telecom’s broadband service. Business broadband revenue decreased by $31 million (36.5%) for the nine months ended 31 March 2007, driven by the realignment of prices for business customers as a result of regulatory changes. Wholesale broadband revenue grew $7 million (26.9%) for the nine months ended 31 March 2007 due to growth in the wholesale customer base.

Total broadband connections of approximately 565,000 at 31 March 2007 increased by 181,000 (47.1%) from 31 March 2006, and by 43,000 since 31 December 2006 with retail residential connections increasing 22,000, retail business connections increasing 3,000 and wholesale connections increasing 18,000. Telecom no longer distinguishes between residential and business connections for its wholesale connections, and as a result wholesale connections are now reported on a total basis.

Internet revenue decreased $15 million (27.3%) for the nine months ended 31 March 2007 due to the continued migration of customers from dial-up internet to broadband. Total dial-up internet connections of approximately 264,000 at 31 March 2007 had decreased by 67,000 (20.2%) from 31 March 2006.

IT Services Revenue

IT services revenue includes provision of network based application services, management of customers’ information, communication and technology services and integration of these services. IT services revenue increased by $15 million (6.0%) for the nine months ended 31 March 2007 and $9 million (12.2%) for Q3 2006-07 compared to the corresponding periods in the prior year.

Other Operating Revenue

	Nine months ended 31 March			Quarter ended 31 March
	2007 $m	2006 $m	Change %	2007 $m	2006 $m	Change %
Other operating revenue
Equipment sales	22	26	(15.4)	7	8	(12.5)
Other International revenue	20	24	(16.7)	6	8	(25.0)
Other miscellaneous revenue	38	36	5.6	13	11	18.2

	80	86	(7.0)	26	27	(3.7)

Other operating revenue decreased by $6 million (7.0%) for the nine months ended 31 March 2007 and by $1 million (3.7%) for Q3 2006-07, with decreases across most lines of revenue.

Internal Revenue

NZ Operations internal revenue represents charges from the International group to AAPT for delivering AAPT’s international retail and wholesale voice traffic, the provision of international data circuits, and the supply of AAPT’s international internet services. Internal revenue increased by $4 million (7.3%) for the nine months ended 31 March 2007 compared to the corresponding period in the prior year.

Operations and Support Expenses

Labour

	Nine months ended 31 March			Quarter ended 31 March
	2007 $m	2006 $m	Change %	2007	2006	Change %
Labour ($m)	371	373	(0.5)	115	114	0.9
Personnel numbers
Total staff at 31 March	6,370	5,948	7.1

Labour expense decreased by $2 million (0.5%) for the nine months ended 31 March 2007 and increased by $1 million (0.9%) for Q3 2006-07 compared to the corresponding periods in the prior year. Personnel numbers of 6,370 at 31 March 2007 increased by 422 (7.1%) compared to 31 March 2006. This is a net increase after Telecom implemented a significant organisational change programme in 2006. The increase results from a move to build internal capability to support the IT capital programme, and increased resources to support strategic initiatives (including additional call centre support and frontline sales staff). A portion of the growth in personnel numbers relates to staff involved in capital activities whose costs are capitalised, hence the growth in personnel numbers while labour expense is stable.

Intercarrier costs

	Nine months ended 31 March			Quarter ended 31 March
	2007 $m	2006 $m	Change %	2007 $m	2006 $m	Change %
Land to mobile, mobile to 0800 interconnection	65	84	(22.6)	20	28	(28.6)
Mobile interconnection	73	88	(17.0)	25	31	(19.4)
International settlements	243	206	18.0	74	72	2.8

	381	378	0.8	119	131	(9.2)

International settlement costs increased by $37 million (18.0%) for the nine months ended 31 March 2007 and by $2 million (2.8%) for Q3 2006-07 compared to the corresponding periods in the prior year. This increase reflects strong growth in international transit volumes (see “International Calling Revenue” for the corresponding increase in transit revenue). In Q3 2006-07, growth in international settlements costs resulting from growth in transit volumes was largely offset by reduced outpayment costs related to international inwards and internal revenues coupled with reduced leased circuit and links rental costs.

As noted above, the decrease in mobile interconnection costs for the nine months ended 31 March 2007 is principally due to a reduction in revenue billed to interconnection carriers.

NZ OPERATIONS

Other operating expenses

	Nine months ended 31 March			Quarter ended 31 March
	2007 $m	2006 $m	Change %	2007 $m	2006 $m	Change %
Other operating expenses
Direct costs:
Direct contractor costs	116	99	17.2	36	32	12.5
International cable maintenance and restoration	10	9	11.1	4	3	33.3
Support contracts and other direct costs	74	63	17.5	27	19	42.1

Total direct costs	200	171	17.0	67	54	24.1
Other sales costs:
Mobile acquisitions, upgrades and dealer commissions	228	231	(1.3)	77	67	14.9
IT services	154	129	19.4	54	37	45.9
Broadband & internet and other	64	53	20.8	16	20	(20.0)

Total other sales costs	446	413	8.0	147	124	18.5
Computer costs	108	100	8.0	34	30	13.3
Advertising, promotions and communications	66	68	(2.9)	14	14	—
Accommodation costs	59	57	3.5	19	20	(5.0)
Outsourcing	12	12	—	4	3	33.33
Travel	10	11	(9.1)	3	2	50.0
Bad Debts	15	16	(6.3)	5	6	(16.7)
Other	39	39	—	20	11	81.8

	955	887	7.7	313	264	18.6

Other operating expenses increased by $68 million (7.7%) for the nine months ended 31 March 2007 and by $49 million (18.6%) for Q3 2006-07 compared to the corresponding periods in the prior year.

Direct costs increased by $29 million (17.0%) for the nine months ended 31 March 2007 and $13 million (24.1%) for Q3 2006-07 with the increase largely due to increased provisioning costs associated with higher broadband connections as gross connections increase year on year, the cost of driving improvements in restoration performance and the settlement of some historic contractor costs.

Other sales costs increased by $33 million (8.0%) for the nine months ended 31 March 2007 and $23 million (18.5%) for Q3 2006-07 compared to the corresponding periods in the prior year.

Mobile acquisitions, upgrades and dealer commissions decreased by $3 million (1.3%) for the nine months ended 31 March 2007 and increased by $10 million (14.9%) for Q3 2006-07 compared to the corresponding period in the prior year due to increased connections volumes.

Other sales costs for IT services increased by $25 million (19.4%) for the nine months ended 31 March 2007 and $17 million (45.9%) for Q3 2006-07 compared to the corresponding periods in the prior year. IT services sales cost growth reflects growth in IT services revenue and a change in the sales mix towards products and services with a larger proportion of sales costs rather than labour costs.

NZ OPERATIONS

Broadband & internet and other costs increased by $9 million (20.8%) for the nine months ended 31 March 2007 largely due to the increase in broadband connections.

Depreciation and amortisation

	Nine months ended 31 March			Quarter ended 31 March
	2007 $m	2006 $m	Change %	2007 $m	2006 $m	Change %
Depreciation
Business	9	11	(18.2)	3	5	(40.0)
Consumer	7	8	(12.5)	3	3	—
T&E	290	262	10.7	99	85	16.5
International	22	24	(8.3)	7	9	(22.2)

	328	305	7.5	112	102	9.8
Amortisation
Business	3	—	NM	1	—	NM
Consumer	3	—	NM	1	—	NM
T&E	61	63	(3.2)	20	25	(20.0)
International	28	26	7.7	9	8	12.5

	95	89	6.7	31	33	(6.1)
Total Depreciation and
Amortisation ($m)	423	394	7.4	143	135	5.9

Depreciation and amortisation increased by $29 million (7.4%) for the nine months ended 31 March 2007 and $8 million (5.9%) for Q3 2006-07 compared to the corresponding periods in the prior year.

Amortisation expense primarily relates to software assets (T&E), spectrum licences (T&E) and international cable capacity (International).

The increase in depreciation of $23 million (7.5%) for the nine months ended 31 March 2007 and $10 million (9.8%) for Q3 2006-07 is due largely to higher capex spend through the course of the 2005-06 year than in previous years.

AUSTRALIAN OPERATIONS

AUSTRALIAN OPERATIONS

Australian operations comprise Consumer and Small Enterprise, Business & Corporate, Gen-i Australia, Wholesale, Technology Shared Services and Support functions.

The consolidated results for Australian Operations are set out in the tables below.

Australian Operations in New Zealand dollars

	Nine months ended 31 March			Quarter ended 31 March
	2007 $m	2006 $m	Change %	2007 $m	2006 $m	Change %
Operating revenues
Local service	23	24	(4.2)	7	7	—
Calling	280	317	(11.7)	86	107	(19.6)
Interconnection	31	31	—	10	9	11.1
Mobile	62	74	(16.2)	19	23	(17.4)
Data	95	125	(24.0)	28	39	(28.2)
Broadband and internet	115	80	43.8	39	29	34.5
Resale	308	255	20.8	96	87	10.3
Other operating revenue	68	54	25.9	24	20	20.0
Internal revenue	12	15	(20.0)	4	6	(33.3)

	994	975	1.9	313	327	(4.3)
Operations and support expenses
Labour	159	154	3.2	48	47	2.1
Intercarrier costs	557	524	6.3	174	191	(8.9)
Other operating expenses	193	177	9.0	59	51	15.7
Internal expenses	58	56	3.6	18	22	(18.2)

	967	911	6.1	299	311	(3.9)
EBITDA	27	64	(57.8)	14	16	(12.5)
Depreciation	38	88	(56.8)	14	25	(44.0)
Amortisation	13	36	(63.9)	5	16	(68.8)

Loss from operations	(24)	(60)	(60.0)	(5)	(25)	(80.0)

Reported NZD results for Australian Operations are impacted by movements in exchange rates. The AUD strengthened against the NZD between 31 March 2006 and 31 March 2007. The average exchange rate for Q3 2006-07 was 0.8857, compared to an average exchange rate for Q3 2005-06 of 0.9000. This strengthening of the AUD increased reported NZD revenues and expenses for Australian Operations. To eliminate the impact of exchange rates, the commentary that follows is stated in AUD.

AUSTRALIAN OPERATIONS

Australian Operations in Australian dollars

	Nine months ended 31 March			Quarter ended 31 March
	2007 $m	2006 $m	Change %	2007 $m	2006 $m	Change %
Operating revenues
Local service	20	22	(9.1)	7	6	16.7
Calling	241	291	(17.2)	77	97	(20.6)
Interconnection	27	28	(3.6)	8	8	—
Mobile	53	69	(23.2)	17	22	(22.7)
Data	82	115	(28.7)	25	35	(28.6)
Broadband and internet	98	74	32.4	34	28	21.4
Resale	265	235	12.8	86	79	8.9
Other operating revenue	56	47	19.1	21	12	75.0
Internal revenue	11	16	(31.3)	4	8	(50.0)

	853	897	(4.9)	279	295	(5.4)
Operations and support expenses
Labour	136	144	(5.6)	43	42	2.4
Intercarrier costs	490	485	1.0	168	174	(3.4)
Other operating expenses	153	159	(3.8)	38	44	(13.6)
Internal expenses	50	51	(2.0)	16	19	(15.8)

	829	839	(1.2)	265	279	(5.0)
EBITDA	24	58	(58.6)	14	16	(12.5)
Depreciation	35	80	(56.3)	13	24	(45.8)
Amortisation	11	33	(66.7)	3	14	(78.6)

Loss from operations	(22)	(55)	(60.0)	(2)	(22)	(90.9)

Overview of Results

Telecom’s Australian Operations continue to operate in an intensely competitive market. AAPT continues to focus on the small to medium enterprise, corporate and mass-market segments with an acceleration of investment in building customer service functionality and development of a new IT platform to enable the provision of an improved customer experience. In the 9 months to 31 March 2007, capital expenditure of A$43 million has been incurred on this strategic initiative. The initiative has also resulted in additional operating expenditure. Gen-i Australia continues to focus on the very large enterprise and IT&T markets.

Following the approval of the Scheme of Arrangement to acquire PowerTel Limited on 30 April 2007 by the Federal Court of Australia, it is likely that the results for the quarter ended 30 June 2007 will require consolidation of the PowerTel business into the overall Australian Operations result.

AUSTRALIAN OPERATIONS

Local Service Revenue

Total Local Service Revenue decreased by $2 million for the 9 months to 31 March 2007 and $1 million for Q3 2006-07 compared to the corresponding periods in the prior year. The decrease is due to a decline in local call revenues due to falling volumes and competitive pressure on pricing.

	Nine months ended 31 March			Quarter ended 31 March
	2007	2006	Change %	2007	2006	Change %
Business & residential access
Revenue ($m)	5	5	—	2	1	100.0
Local calls
Revenue ($m)	14	16	(12.5)	5	5	—
Call minutes (m)	431	475	(9.3)	126	158	(20.3)
Smartphone, messaging and call track
Revenue ($m)	1	1	—	—	—	—

Total Local Service Revenue	20	22	(9.1)	7	6	16.7
Consumer Local Service ( $m)	1	1	—	—	—	—
Business Local Service ($m)	11	13	(15.4)	4	4	—
Wholesale Local Service ( $m)	8	8	—	3	2	50.0

	20	22	(9.1)	7	6	16.7

Calling and Resale Revenue

Calling revenue is broken down as follows:

	Nine months ended 31 March			Quarter ended 31 March
	2007 $m	2006 $m	Change %	2007 $m	2006 $m	Change %
Calling revenue
National	180	220	(18.2)	59	73	(19.2)
International	61	71	(14.1)	18	24	(25.0)

	241	291	(17.2)	77	97	(20.6)
Resale revenue	265	235	12.8	86	79	8.9

Total Calling and Resale Revenue	506	526	(3.8)	163	176	(7.4)

AUSTRALIAN OPERATIONS

	Nine months ended 31 March			Quarter ended 31 March
	2007	2006	Change %	2007	2006	Change %
National calls
Revenue ($m)	43	76	(43.4)	17	26	(34.6)
Call minutes (m)	863	1,020	(15.4)	257	332	(22.6)
Average price (cents)	5.0	7.5	(33.3)	6.6	7.8	(15.4)
Calls to mobile networks
Revenue ($m)	136	143	(4.9)	42	47	(10.6)
Call minutes (m)	466	489	(4.7)	135	165	(18.2)
Average price (cents)	29.2	29.2	—	31.1	28.5	9.1
Operator services
Revenue ($m)	1	1	—	—	—	NM
International calling revenue
Revenue ($m)	61	71	(14.1)	18	24	(25.0)
Call minutes (m)	630	690	(8.7)	209	239	(12.6)
Average price (cents)	9.7	10.3	(5.8)	8.6	10.0	(14.0)
Total calling revenue	241	291	(17.2)	77	97	(20.6)
Resale revenue	265	235	12.8	86	79	8.9

Total calling and resale revenue	506	526	(3.8)	163	176	(7.4)
Consumer Calling and resale	335	358	(6.4)	107	119	(10.1)
Business Calling and resale	54	61	(11.5)	18	19	(5.3)
Wholesale Calling and resale	117	107	9.3	38	38	—

	506	526	(3.8)	163	176	(7.4)
Consumer fixed line customer numbers (000s)	391	451	(13.3)
Consumer mobile customer numbers (000s)	129	156	(17.3)
% of Bundled customers	61%	46%	31.3

Total calling and resale revenue decreased by $20 million (3.8%) for the 9 months ending 31 March 2007 compared to the corresponding period in the previous year following a decrease of $13 million (7.4%) in Q3 2006-07. This was principally the result of declining revenue from national calls, partially offset by growth in resale revenue.

Revenue from national calls decreased for both the 9 month period and the quarter with competitive pressure and capped calling plans driving a 15.4% lower average price per minute for Q3 2006-07 compared to the corresponding period in the prior year. The churn of large corporate customers has also impacted on the volume of calls.

Revenue from calls to mobile networks declined by $7 million in the 9 months to 31 March 2007 and $5 million in Q3 2006-07. Average prices per minute increased 9.1% for Q3 2006-07 compared to the corresponding period in the prior year.

International calling revenue for Australian Operations comprises outward calling revenue, where Australian customers make calls originating in Australia and terminating overseas and inwards calling revenue, where calls originated by overseas carriers terminate on AAPT’s networks.

AUSTRALIAN OPERATIONS

International calling revenue decreased by $10 million (14.1%) for the 9 months ending 31 March 2007 and $6 million (25.0%) for Q3 2006-07 compared to the corresponding periods in the prior year. This was due to both a decrease in volumes and a decrease in average price per minute.

The active Consumer fixed line customer base at 31 March 2007 of 391,000 decreased by 13.3% compared to the prior year. This has resulted in a 3.7% decrease in total services to 752,000 compared to the prior year The decline in the Consumer fixed line base is due to the decision to terminate high churning external sales channels in October 2006 and focus on churn management. Bundled customers increased from 46% to 61.0%.

Mobile Revenue

	Nine months ended 31 March			Quarter ended 31 March
	2007	2006	Change %	2007	2006	Change %
Mobile revenue ($m)
Mobile voice and data	45	60	(25.0)	14	18	(22.2)
Other mobile	8	9	(11.1)	3	4	(25.0)

Total mobile	53	69	(23.2)	17	22	(22.7)
Call minutes (m)	88	110	(20.0)	27	32	(15.6)
Average Revenue Per User (“ARPU”)
ARPU - $ per month Postpaid	27.9	36.7	(24.0)	29.7	32.9	(9.7)

Revenue and call minutes include both Consumer and Business customers. ARPU relates to Consumer customers only.

Total mobile revenue decreased by $16 million (23.2%) for the 9 months ending 31 March 2007 and by $5 million (22.7%) for Q3 2006-07 compared to the corresponding periods in the prior year. This decrease was due to the sale of the prepaid customer base in Q2 2005-06, the move away from stand alone mobile sales and the impact of capped calling plans.

While the Consumer division’s total post-paid mobile connections decreased by 17.2 year on year, the mix between bundled and stand-alone connections has improved. The percentage of bundled connections increased from 61.8% at 31 March 2006 to 70.7% at 31 March 2007. ARPU for bundled customers is lower than stand-alone customers due to lower usage, however bundled customers have historically shown lower churn.

AUSTRALIAN OPERATIONS

Data Revenue

Data revenue decreased by $33 million (28.7%) for the 9 months ending 31 March 2007 and by $10 million (28.6%) for Q3 2006-07 compared to the corresponding periods in the prior year. The decrease is primarily due to the loss of two large corporate customers, VicOne and Tradegate. The balance is due to price erosion on the negotiation of new contracts.

Broadband and Internet Revenue

Broadband and internet revenue increased by $24 million (32.4%) for the 9 months ending 31 March 2007 and by $6 million (21.4%) for Q3 2006-07 compared to the corresponding periods in the prior year. This increase was the result of strong growth in broadband customers. Consumer broadband customer numbers have grown at a steady rate from 81,000 at 31 March 2006 to 160,000 at 31 March 2007 (a year on year increase of 97.5%). Total dial-up internet connections of approximately 71,000 at 31 March 2007 decreased by 22,000 (23.7%) from 31 March 2006. This was primarily driven by the migration of customers from dial-up to broadband.

Other Operating Revenue

	Nine months ended 31 March			Quarter ended 31 March
	2007 $m	2006 $m	Change %	2007 $m	2006 $m	Change %
Other operating revenue
Equipment sales	14	14	—	5	4	25.0
Other miscellaneous revenue	42	33	27.3	16	8	100.0

	56	47	19.1	21	12	75.0

Other operating revenue increased by $9m for the 9 months ending 31 March 2007 and for Q3 2006-07.

AUSTRALIAN OPERATIONS

Operations and Support Expenses

Labour

	Nine months ended 31 March			Quarter ended 31 December
	2007	2006	Change %	2007	2006	Change %
Labour ($m)	136	144	(5.6)	43	42	2.4

Personnel numbers
Total staff at 31 March	1,841	2,081	(11.5)

Labour expense decreased by $8 million (5.6%) for the 9 months ending 31 March 2007 compared to the corresponding period in the prior year. The majority of this decrease was recorded in Q2 2006-07, where labour costs fell $7 million (13.7%) compared to Q2 2005-06. The decline in labour costs reflected lower staff numbers. Total staff numbers decreased by 11.5% as a result of the various restructuring and efficiency initiatives that are underway within Australian operations.

Other operating expenses

	Nine months ended 31 March			Quarter ended 31 December
	2007 $m	2006 $m	Change %	2007 $m	2006 $m	Change %
Other operating expenses

Direct costs	36	30	20.0	13	10	30.0
Dealer commissions	12	19	(36.8)	1	7	(85.7)
Computer costs	29	20	45.0	10	7	42.9
Advertising, promotions and communications	22	31	(29.0)	6	11	(45.5)
Accommodation costs	18	20	(10.0)	6	7	(14.3)
Bad Debts	11	10	10.0	5	3	66.7
Other	25	29	(13.8)	(3)	(1)	NM

	153	159	(3.8)	38	44	(13.6)

Other operating expenses decreased by $6m (3.8%) for the 9 months ending 31 March 2007 and by the same amount (13.6%) for Q3 2006-07 compared to the corresponding period in the prior year.

Computer costs increased by $9 million (45.0%) for the nine months ended 31 March 2007 and $3 million (42.9%) for Q3 2006-07 due to the support costs associated with the delivery of the new strategic IT platform.

Dealer commissions decreased by $6 million (85.7%) for Q3 2006-07 as a result of AAPT’s decision to stop selling via the external sales channels.

Advertising, promotions and communications costs decreased by $9 million (29.0%) for the 9 months ending 31 March 2007 and by $5 million (45.5%) for Q3 2006-07. This was primarily due to phasing of consumer and small enterprise advertising expenditure.

AUSTRALIAN OPERATIONS

Depreciation and amortisation

	Nine months ended 31 March			Quarter ended 31 December
	2007 $m	2006 $m	Change %	2007 $m	2006 $m	Change %
Depreciation	35	80	(56.3)	13	24	(45.8)
Amortisation	11	33	(66.7)	3	14	(78.6)

Total Depreciation and Amortisation ($m)	46	113	(59.3)	16	38	(57.9)

Depreciation and amortisation decreased by $67 million (59.3%) for the 9 months ending 31 March 2007 and by $22 million (57.9%) for Q3 2006-07 compared to the corresponding periods in the prior year. At 30 June 2006 a substantial asset impairment was recognised, significantly lowering asset values and resulting in substantially reduced depreciation and amortisation expense in 2006-07.

CORPORATE AND OTHER

CORPORATE AND OTHER

The principal components of Corporate and Other are corporate and support costs. Any Group revenues not directly related to the operating segments are also included in Corporate and Other.

	Nine months ended 31 March			Quarter ended 31 March
	2007	2006	Change %	2007	2006	Change %
Revenue
Other operating revenue ($m)	24	12	100.0	18	9	100.0
Internal revenue ($m)	5	3	66.7	2	1	100.0

	29	15	93.3	20	10	100.0
Operating expenses
Labour ($m)	36	37	(2.7)	12	15	(20.0)
Advertising ($m)	1	3	(66.7)	—	1	(100.0)
Other operating costs ($m)	37	38	(2.6)	11	18	(38.9)

	74	78	(5.1)	23	34	(32.4)
Depreciation and amortisation
Amortisation of intangibles ($m)	2	1	100.0	1	1	—
Personnel numbers
Total staff at 31 December	202	210	(3.8)

Other operating revenue for the quarter consists of a dividend received from Southern Cross Cable group. Operating expenses for the 9 months ended 31 March 2007 were similar to the corresponding prior period. Amortisation consists of amortisation of software.

CAPITAL EXPENDITURE

	Nine months ended 31 March			Quarter ended 31 March			Forecast Year ended 30 June
	2007 $m	2006 $m	Change %	2007 $m	2006 $m	Change %	2007 $m
Keep NZ connected	133	140	(5.0)	44	48	(8.3)	191
Build NGT capability	38	34	11.8	11	11	—	51
Network provider of choice	147	138	6.5	34	40	(15.0)	207
Service provider of choice	50	49	2.0	15	17	(11.8)	64
Invest for returns	51	51	—	21	14	50.0	96
International/Yellow Pages	45	14	221.4	10	5	100.0	74

Total NZ Operations	464	426	8.9	135	135	—	683
Australian Operations	108	89	21.3	35	31	12.9	142
Corporate and Other	—	5	NM	—	5	NM	—

	572	520	10.0	170	171	(0.6)	825

Total capital expenditure of $572 million for the 9 months to 31 March 2007 increased by $52 million (10.0%) compared to the 9 months to 31 March 2006, including YPG.

NZ Operations capital expenditure increased by 8.9% due to increased international capital expenditure as a result of the purchase of additional Southern Cross capacity in Q3 2006-07.

Telecom is now forecasting total capital expenditure of $825 million for the year ended 30 June 2007, which includes the recent acquisition of $24m of additional international cable capacity and launch of other initiatives that were not included in the original $800m forecasts provided at the beginning of the fiscal year.

Capital expenditure for New Zealand operations is now reported in line with Telecom’s strategic priorities. These are described below.

Keep New Zealand Connected – comprises investment needed to meet statutory, regulatory and contractual obligations and sustain existing service performance. This includes meeting customer demand for legacy services while maintaining current service levels, mitigating risks to continuity of these services, rehabilitating and renewing the access network, maintaining existing capability of Telecom’s business infrastructure (including IT) and developing capabilities to meet current regulatory and statutory requirements.

Building NGT Capability – comprises the investment in the technology and services required to deliver Next Generation Telecom. This includes building VoIP capability, creating infrastructure for new channel capability (particularly online), developing new customer management systems and establishing new technology management capability.

Network Provider of Choice – comprises investment required to extend network coverage, augment capacity in line with strategic business growth (e.g. growth in broadband and mobile) and developing and deploying new technology capabilities needed to deliver retail and wholesale services cost-effectively.

Service Provider of Choice – comprises investment in service-specific and customer service systems needed deliver, grow and sustain retail services. This includes ICT outsourcing and CPE investment, developing contact centre and customer service systems and capability and other retail channel investment.

Investment for Returns – comprises investment outside the core strategic programmes that is justified based on the projected rate of return of the investment.

COMPETITIVE AND REGULATORY ENVIRONMENT

New Zealand

Telecommunications Amendment Act 2006

The Telecommunications Amendment Bill (which amends the Telecommunications Act 2001), was passed by Parliament on 13 December, and came into force on 18 December 2006.

The legislative amendments make wide-ranging changes to the telecommunications regulatory environment, including:

•

Operational separation of Telecom – the amended Act provides a broad framework for operational separation, with a process for the Minister of Communications to settle an operational separation with Telecom following public consultation.

•	Unbundling of the local telephone loop (LLU) – Telecom’s copper local loop, and associated co-location and backhaul services have been regulated.

•	Regulation of “naked DSL” – the existing unbundled bitstream service has been extended to require Telecom to provide wholesale bitstream without other services (such as telephone line rental).

•	Accounting separation and information disclosure obligations.

•	Enforcement provisions – new penalties introduced for knowingly, or without reasonable excuse, breaching the Act or Commission-determined regulation.

•

Process amendments – including a new standard terms determination process, a new power for the Commission to monitor the telecommunications industry, amendments to the process followed in relation to the TSO cost calculation.

It is anticipated that finalisation of the operational separation plan will be concluded around the middle of the calendar year, although full implementation of the plan is likely to take substantially longer.

Operational Separation

On 8 April 2007 the Ministry of Economic Development (MED) released a consultation paper, setting out its detailed proposal for the operational separation of Telecom – including the operating units, the key services that each unit must supply, the assets that are controlled by the access network unit, arm’s length operating requirements, and oversight. Interested parties have until 27 April 2007 to make submissions on the MED consultation paper.

Structural Separation

Several aspects of the MED consultation paper are of significant concern to Telecom. In response, Telecom has proposed, as an alternative solution, structural separation of an access network unit with specific long term investment commitments in return for a number of concessions from the Government, including pricing certainty and future deregulation. Telecom’s proposal is detailed in the document Submission of Telecom New Zealand Limited in response to the MED Consultation Document Development of Requirements for the Operational Separation of Telecom (April 2007), which can be found on Telecom’s website.

Radio Spectrum Holdings

On 12 April 2007 the Minister of Communications released his decision regarding renewal of radio spectrum that is currently used by Telecom and Vodafone for cellular services (850/900MHz spectrum). The rights Telecom currently holds expire in 2012 and renewal will be for a period up to 20 years, to be determined by the MED. The Minister’s decision is that Telecom and Vodafone will not be able to renew the full amount of spectrum they currently hold and will each potentially lose 7.5MHz. For Telecom this means a guaranteed renewal of 12.5MHz although it will have the opportunity to bid at auction for the 7.5MHz. However, the Minister’s decision has also incorporated an incentive for Telecom to sell 5MHz prior to expiry to an entrant for use immediately. It appears that if Telecom can successfully negotiate a sale of 5 MHz to an appropriate party, Telecom will then have guaranteed renewal of 15MHz.

On 11 April 2007 the MED released a discussion paper outlining its intentions for allocating the 2.3GHz spectrum band (a band capable of use for WiMAX). The MED proposes two options, the main difference between the two being that one proposal includes a managed spectrum park, which would allow non-commercial operators to have access to 2.3GHz spectrum. Telecom has made a submission on the discussion paper (submissions were due 27 April).

Standard Terms Determinations – LLU and UBA

Under the amended Telecommunications Act 2001, the Commerce Commission can initiate a process for determining standard terms that will apply to the supply of a regulated service.

In February and March 2007 the Commerce Commission initiated standard terms processes for LLU, LLU co-location, and unbundled bitstream access (including “naked DSL”). Telecom is required to put forward standard terms for these services in June and July 2007. Parties will then have an opportunity to comment on the terms before the Commerce Commission issues a draft determination. Parties will then have a further opportunity to comment before the Commerce Commission issues a final determination, which will set out the standard terms for supply of these services.

Mobile Termination Rates

The Commission released a report in April 2006, recommending regulation of all mobile termination rates for fixed to mobile calls. Under the Act, the Communications Minister was required to either accept or reject the Commission’s recommendation, or ask the Commission to reconsider its recommendation. The Minister delegated the responsibility of this decision to Hon Trevor Mallard.

In April 2007, both Vodafone and Telecom offered to make binding commercial offers as an alternative to regulation.

On 30 April 2007, the Minister notified his decision to reject the Commission’s recommendation to regulate mobile termination rates. Telecom and Vodafone are now bound by their respective deed polls to:

•	Reduce mobile termination rates for fixed to mobile calls each year over the next five years, in Telecom’s case, down to 12 cents in year five; and

•	Pass through any reductions in mobile termination rates to retail fixed to mobile calling rates.

Kiwi Share

On 16 January 2007 the Government announced that it was reviewing the Telecommunications Service Obligation (TSO), including the Kiwi Share, to assess its ongoing effectiveness.

The scope of the review includes consideration of:

•	Whether the TSO is meeting its objectives;

•	Whether a rural broadband obligation should be included in the TSO;

•	The impact of the TSO on infrastructure investment;

•	The impact of market competition on economic sustainability of the TSO;

•	Whether the TSO should be made contestable; and

•	The appropriateness of current compensation for the TSO.

A discussion document is expected later this year.

TSO Cost Calculation

In March 2007 the Commerce Commission released a final assessment of Telecom’s net cost of complying with the TSO for the period of 1 July 2003 to June 2004

The TSO cost has been calculated at $63.8 million for this period, $7 million higher than the previous period.

Vodafone has appealed the TSO decision, on the basis that the Commission has erred in law by failing to determine the net cost of the TSO, and failing to give effect to the purpose of the Act. A first call for the appeal is expected in June 2007.

Unbundled Bitstream Service (“UBS”)

On 21 February the Commission released a draft reconsideration determination setting out a revised methodology for calculation the UBS price. The Commission developed a revised retail minus pricing methodology which Telecom expects will result in a slightly lower UBS price. The Commission also stated that it will require Telecom to undertake analysis prior to making any future change to its retail broadband offerings, and if necessary take steps to ensure that the margin between the planned retail prices and the regulated bitstream price is sufficient to cover Telecom’s avoided costs saved, and that an equally efficient access seeker could compete using the regulated service. There was a conference on 20 April 2007 and Telecom is now waiting for a final Reconsideration Determination.

Mobile Services Review

On 10 October 2006, the Commission announced that it would launch formal investigations under Schedule 3 of the Act into whether to amend the two current regulated mobile services: national roaming and mobile co-location. The Commission will consider whether roaming and co-location should be moved from being specified services under the Act (for which the Commission cannot regulate the price) to designated services (for which the Commission can regulate price). The Commission is also considering whether to amend the terms of the national roaming service.

In response to the Commission’s issues paper, Vodafone submitted draft registered undertakings (a feature of the new Telecommunications Amendment Act) for each of the roaming and co-location services, as an alternative to regulation.

A first round of submissions by interested parties on the Commission’s issues paper and on Vodafone’s undertaking were made in February 2007.

Commerce Act Investigations

In December 2004 the Commerce Commission advised Telecom that it had begun a formal investigation under section 36 of the Commerce Act to determine whether Telecom’s broadband pricing and behaviour was anti-competitive. In January 2006, Telecom provided a large number of documents to the Commerce Commission, pursuant to a notice under section 98 of the Commerce Act. The Commerce Commission’s investigation is still continuing and litigation cannot be ruled out, although Telecom is not aware of any further steps taken to progress the investigation since January 2006.

Commerce Act Litigation

In July 2000 the Commerce Commission issued proceedings against Telecom claiming that the introduction of 0867 constituted a use by Telecom of its dominant position for proscribed purposes. The Commerce Commission seeks a declaration that this contravened section 36 of the Commerce Act, a pecuniary penalty, and costs. The hearing is scheduled to commence in August 2007.

In March 2004 the Commerce Commission issued proceedings against Telecom in relation to Streamline Pricing at Retail and Carrier Data Pricing at Wholesale from 1999 through to the present day. The trial of this matter is likely to take place after 0867, some time in 2008.

OTHER MATTERS

Southern Cross

Telecom currently holds a 50% equity interest in Southern Cross Cable Network (“SCCN”). Telecom made an initial equity investment of US$15 million in SCCN, which has since been written down to nil in accordance with equity accounting rules as a result of dividends paid by SCCN in March 2001. The other shareholders are affiliates of the SingTel Group (39.99%) and Verizon (10.01%).

Telecom has acquired significant amounts of capacity on the Southern Cross cable to support the operations of its international telecommunications business. As at 31 March 2007, Telecom held Southern Cross capacity with a book value of approximately $313 million.

SCCN currently expects to collect up to US$270 million from scheduled receipts against previously committed capacity sales.

As at 31 March 2007, SCCN was capitalised via US$30 million of shareholders’ equity. SCCN also held cash reserves of approximately US$9million.

In March 2007, Telecom received a dividend from SCCN of US$12.5 million. In the 2008 financial year further dividends are likely but the amount cannot be accurately forecast at this time. Telstra’s decision to build its own trans-Atlantic fibre-optic network could potentially have a negative impact on the value of SCCN and the likelihood and quantum of further dividends from SCCN.

Offer to acquire PowerTel

In November 2006, Telecom announced that it had entered into a comprehensive network access services agreement with PowerTel Limited. At that time the two parties also entered into a non-binding agreement to explore a broader strategic relationship, including deeper integration opportunities. Evaluation of the strategic opportunities available through a significant strategic relationship between the two parties has resulted in a proposal for Telecom to acquire PowerTel.

Telecom will acquire 100% of PowerTel’s equity by way of a scheme of arrangement at a cash price of A$2.30 per share. This is equivalent to total equity consideration of A$320 million. Including net debt, the total acquisition value is A$357 million. The acquisition will be fully funded by Telecom using cash and existing borrowing facilities.

On 23 April 2007, at a meeting of PowerTel shareholders, a resolution to accept the scheme of arrangement was voted on and passed by an overwhelming majority (99.92% of shares voted). At a hearing in the Australian Federal Court on 30 April 2007, the Court approved the scheme of arrangement and ordered that the scheme be put into effect.

The purchase price represents a full price for PowerTel, reflecting both the strategic value and operational benefits available.

The acquisition represents a meaningful step towards the consolidation of the Australian telecommunications market. PowerTel has invested heavily in the development of an extensive telecommunications network, which has seen it emerge predominately as a wholesale provider. AAPT’s recent investment has focussed strongly on the service layer in order to position itself in the small to medium enterprise and mass-market segments. The operations of the two entities are therefore highly complimentary and significant integration benefits are anticipated from combining the two entities.

PowerTel’s existing ADSL2 access network is capable of addressing 45% of AAPT’s residential customer base and 65% of its business customer base. Migration of existing AAPT customers onto PowerTel’s would be expected to address approximately $150 million of AAPT’s current annual carrier spend. The improved access economics and network scale would also provide a stronger platform for competition in the corporate and wholesale market segments.

Update on Yellow Pages Group Sales Process

The Yellow Pages Group (“YPG”) was sold by way of a competitive sale that was settled in April 2007. YPG was sold to a private equity consortium consisting of CCMP Capital and Teachers’ Private Capital, the private investment arm of the Ontario Teachers’ Pension Plan for $2.161 billion net of receivables retained by Telecom.

A gain on sale will be recognised in the quarter ending 30 June 2007 of approximately $2.1 billion after allowing for typical closing purchase price adjustments to reflect movements in working capital prior to settlement and a provision for the costs of restructuring.

The results of YPG have been extracted from the operating revenues and expenses discussed in the management commentary. The results of YPG for the periods presented are as follows:

	Nine months ended 31 March		Quarter ended 31 March
	2007 $m	2006 $m	2007 $m	2006 $m
Operating revenues	227	212	95	92
Operating expenses
Labour	(31)	(27)	(10)	(10)
Other operating expenses	(50)	(50)	(21)	(22)
Depreciation	(1)	(1)	—	—
Amortisation	(4)	(3)	(1)	(1)

Earnings before income tax	141	131	63	59
Income tax expense	(42)	(37)	(19)	(17)

Net earnings for the period	99	94	44	42

Online Venture with Yahoo!7

In December 2006, Telecom and Yahoo!7 (a joint venture between Yahoo! Inc and Seven Network in Australia) concluded an agreement to form a jointly owned entity to be called Yahoo!Xtra New Zealand Limited (Yahoo!Xtra), which will provide an enhanced suite of online content and applications in New Zealand. Telecom has a 49% shareholding in this entity, with Yahoo!7 holding the remaining 51%.

Yahoo!Xtra replaces Telecom’s existing XtraMSN web portal and will provide a wide range of online application services to users. In addition, Telecom’s Xtra customers will have access to a range of premium online services, with mail, enhanced spam and virus protection management, online photo sharing and localised news progressively becoming available after the initial launch. Yahoo!Xtra’s primary source of revenue is expected to be from the provision of online advertising.

Telecom will account for Yahoo!Xtra as an associate. Telecom will make a small initial equity contribution which will be recorded as an investment in Telecom’s balance sheet. This will be adjusted in future periods by Telecom’s share of Yahoo!Xtra’s net earnings or deficit, which will also be reflected in Telecom’s income statement.

GLOSSARY

ADSL2+ – ADSL (Asymmetric Digital Subscriber Line) is technology for delivering a high bit rate link to customers over ordinary copper wire. ADSL2+ is an evolution of ADSL delivering very high data speeds up to theoretical maximum of 24 megabits per second.

CDMA (Code Division Multiple Access) – A radio spectrum sharing technique used in digital mobile networks.

Digital Data Service – A system to provide a private data transmission line for businesses. It provides a dedicated secure link for transmission of data between locations and is customised to suit individual business needs.

Frame relay – Packet switched data communication that is very good at efficiently handling high speed, “bursty” data (data that is sent in large intermittent bursts) over wide area networks.

IP (Internet Protocol) – A principal communications protocol used in the internet.

IP Net – Telecom’s network that removes internet traffic from the PSTN network at an exchange and sends it to its destination (usually an Internet Service Provider) via an internet optimised backbone.

ISDN (Integrated Services Digital Network) – Switched digital transmission system that can carry a range of digitised voice, data and images.

Lanlink – A group of Telecom services that link customer LANs (Local Area Networks) together via a Wide Area Network. Solutions involve a degree of customisation in each case.

LLU (Local Loop Unbundling) – a requirement on the incumbent telecommunications provider to allow other service providers to access and use the copper circuit from the telephone exchange to the customer premises.

Naked or Standalone DSL – a DSL service provided without a requirement for the retail customer of the DSL service to also purchase an analogue telephone service from either the DSL wholesaler or the incumbent.

PSTN (Public Switched Telephone Network) – A nationwide switched fixed line voice telephone network.

TDMA (Time Division Multiple Access) – The radio spectrum sharing technique on which Telecom’s older 025 networks are based.

TSO – The TSO (Telecommunications Service Obligation) deed specifies that Telecom will: maintain free local calling; maintain the standard rental rate (in real terms); charge rural residential customers no more than the standard rental; and, among other things, continue to provide local residential services as widely as was available at 31 December 2001. Telecom is entitled to receive contributions from other industry participants towards the costs it incurs in meeting its TSO obligations.

UBS (Unbundled Bitstream Service) – A partial circuit service developed by Telecom to meet the needs of service providers who wish to extend the geographic reach of their existing network.

0800 – The Telecom New Zealand dialling prefix for toll free calling numbers.

3G (Third Generation – mobile network) – Digital mobile network based on CDMA standards that is capable of delivering data rates up to 2 Mbit/s or greater (and includes 1xRTT or CDMA-2000).

APPENDICES

OVERVIEW OF GROUP RESULTS

	Nine months ended 31 March			%	Variation 2007:2006
(in NZ$millions, except percentages)	2007	%	2006		$	%
Operating revenues
Local service	808	19.4	808	19.5	—	—
Calling
National	617	14.8	680	16.4	(63)	(9.3)
International	365	8.7	322	7.8	43	13.4
Other	36	0.9	37	0.9	(1)	(2.7)

	1,018	24.4	1,039	25.0	(21)	(2.0)
Interconnection	144	3.4	154	3.7	(10)	(6.5)
Mobile	676	16.2	647	15.6	29	4.5
Data	412	9.9	452	10.9	(40)	(8.8)
Broadband and internet	352	8.4	333	8.0	19	5.7
IT services	264	6.3	249	6.0	15	6.0
Other operating revenues
Resale	322	7.7	257	6.2	65	25.3
Equipment	40	1.0	42	1.0	(2)	(4.8)
Miscellaneous other	118	2.8	108	2.6	10	9.3

	480	11.5	407	9.8	73	17.9

Total operating revenues	4,154	99.5	4,089	98.6	65	1.6
Abnormal revenue	20	0.5	60	1.4	(40)	NM

Total revenue	4,174	100.0	4,149	100.0	25	0.6

Operating expenses
Labour	(566)	(13.6)	(564)	(13.6)	(2)	0.4
Intercarrier costs	(938)	(22.5)	(902)	(21.7)	(36)	4.0
Other operating expenses	(1,186)	(28.4)	(1,105)	(26.6)	(81)	7.3

Total operating expenses	(2,690)	(64.4)	(2,571)	(62.0)	(119)	4.6
Abnormal expenses	(43)	(1.0)	(931)	(22.4)	888	NM

Total expenses	(2,733)	(65.5)	(3,502)	(84.4)	769	(22.0)

EBITDA*	1,441	34.5	647	15.6	794	122.7
Depreciation and amortisation	(476)	(11.4)	(519)	(12.5)	43	(8.3)

Earnings from operations	965	23.1	128	3.1	837	653.9
Net interest expense	(192)	(4.6)	(191)	(4.6)	(1)	0.5

Earnings before income tax	773	18.5	(63)	(1.5)	836	NM
Income tax expense	(179)	(4.3)	(272)	(6.6)	93	(34.2)

Net earnings after income tax	594	14.2	(335)	(8.1)	929	NM
Profit from disposal group	99	2.4	94	2.3	5	5.3

Net earnings for the period	693	16.6	(241)	(5.8)	934	NM
Minority interest in profits of subsidiaries	(3)	(0.1)	(3)	(0.1)	—	—

Net earnings	690	16.5	(244)	(5.9)	934	NM

*	Earnings before Interest, Taxation, Depreciation and Amortisation

NM	= Not a Meaningful Comparison

GROUP CASH FLOW

	Nine months ended 31 March			Quarter ended 31 March
	2007 $m	2006 $m	Change %	2007 $m	2006 $m	Change %
Cash was provided from/(applied to):
Cash received from customers	4,315	4,260	1.3	1,374	1,402	(2.0)
Interest income	23	14	64.3	14	4	NM
Dividend income	18	—	NM	18	—	NM
Payments to suppliers and employees	(2,889)	(2,774)	4.1	(834)	(928)	(10.1)
Income tax paid	(96)	(153)	(37.3)	(13)	(74)	(82.4)
Interest paid on debt	(172)	(176)	(2.3)	(39)	(30)	30.0

Net operating cash flows	1,199	1,171	2.4	520	374	39.0
Sale of property, plant and equipment	1	4	(75.0)	—	—	—
Purchase of short-term investments	(16)	(75)	NM	(1)	(66)	NM
Sale/(purchase) of subsidiary companies	27	—	NM	—	—	NM
Purchase of long-term investments	—	(15)	NM	3	(10)	NM
Sale of long-term investments	—	272	NM	—	—	—
Repayment of non-current receivables	74	—	NM	(3)	—	NM
Purchase of property, plant and equipment	(571)	(538)	6.1	(153)	(169)	(9.5)
Capitalised interest paid	(8)	(8)	—	(2)	—	NM

Net investing cash flows	(493)	(360)	36.9	(156)	(245)	(36.3)
Proceeds from long-term debt and derivatives	376	575	NM	—	575	NM
Repayment of long-term debt and derivatives	(242)	(631)	(61.6)	—	(469)	(100.0)
Repayment of short-term debt	(83)	167	(149.7)	(28)	33	(184.8)
Capital contributed	—	10	NM	—	1	NM
Capital repurchased	—	(89)	NM	—	(31)	NM
Dividends paid	(392)	(889)	(55.9)	(100)	(289)	(65.4)

Net financing cash flows	(341)	(857)	(60.2)	(128)	(180)	(28.9)

Net cash flow	365	(46)	NM	236	(51)	NM

Exhibit 1.3

APPENDIX 7 - NZX CONDUCT RULES	TO FAX ++64-4-473-1470

Notice of event affecting securities New Zealand Stock Exchange Listing Rule 7.12.2. For rights, Listing Rules 7.10.9 and 7.10.10. For change to allotment, Listing Rule 7.12.1, a separate advice is required.	Number of pages including this one (Please provide any other relevant details on additional pages)	1

Full name of Issuer	TELECOM CORPORATION OF NEW ZEALAND

Name of officer authorised to make this notice	MARKO BOGOIEVSKI	Authority for event, e.g. Directors’ resolution	DIRECTORS’ RESOLUTION

Contact phone number	(0800) 737500	Contact fax number	(04) 473 5468	Date	03/05/07

Nature of event Tick as appropriate	Bonus Issue	☐	If ticked, state whether:	Taxable	☐	/ Non Taxable	☐	Conversion	☐	Interest	☐	Rights Issue Renouncable	☐

Rights Issue non-renouncable	☐	Capital change	☐	Call	☐	Dividend	☑	If ticked, state whether:	Interim	☑	Full Year	☐	Special	☐

EXISTING securities affected by this	If more than one security is affected by the event, use a separate form.

Description of the class of securities	ORDINARY SHARE	ISIN	NZ TELE0001S4
If unknown, contact NZX

Details of securities issued pursuant to this event	If more than one class of security is to be issued, use a separate form for each class.

Description of the class of securities	ISIN
If unknown, contact NZX

Number of Securities to be issued following event	Minimum Entitlement	Ratio, e.g 1 for 2	☐	for

Conversion, Maturity, Call Payable or Exercise Date			Treatment of Fractions
	Enter N/A if not applicable	Tick if pari passu	☐ OR	provide an explanation of the ranking
Strike price per security for any issue in lieu or date Strike Price available.

Monies Associated with Event	Dividend payable, Call payable, Exercise price, Conversion price, Redemption price, Application money.

In dollars and cents
Amount per security	7.0 CENTS	Source of Payment	RETAINED EARNINGS

Currency	NEW ZEALAND DOLLARS	Supplementary dividend details - Listing Rule 7.12.7	Amount per security in dollars and cents	$0.012353

Total monies	$140,538,570		Date Payable	8 June, 2007

Taxation	Amount per Security in Dollars and cents to six decimal places

In the case of a taxable bonus issue state strike price	N/A	Resident Withholding Tax	NIL	Credits (Give details)	$0.034478

Timing	(Refer Appendix 8 in the Listing Rules)

Record Date 5pm For calculation of entitlements - must be the last business day of a week	25/5/07 AUST & NZ; 24/5/07 USA	Application Date Also, Call Payable, Dividend / Interest Payable, Exercise Date, Conversion Date. In the case of applications this must be the last business day of the week.	08 June 2007 AUST and NZ; 15 June 2007 USA

Notice Date Entitlement letters, call notices, conversion notices mailed		Allotment Date For the issue of new securities. Must be within 5 business days of record date.

OFFICE USE ONLY
Ex Date:
Commence Quoting Rights:	Security Code:
Cease Quoting Rights 5pm:
Commence Quoting New Securities:	Security Code:
Cease Quoting Old Security 5pm:

Exhibit 2.1

3 May 2007

MEDIA RELEASE

Telecom delivers Q3 performance

Overview of Group results

	Nine months (NZ$m)
	31 Mar 07	31 Mar 06	Change %
Operating revenue	4,154	4,089	1.6
Abnormal items	(23)	(871)	NM
Reported EBITDA	1,441	647	123
Adjusted EBITDA*	1,464	1,518	(3.6)
Earnings before interest and tax	965	128	654
Adjusted earnings before interest and tax*	988	999	(1.1)
Reported net earnings (continuing operations)	591	(338)	NM
Reported net earnings (Yellow Pages Group)	99	94	5.3
Adjusted net earnings* (continuing operations)	600	523	14.7
Adjusted net earnings* (Yellow Pages Group)	99	94	5.3
Total earnings per share (in cents)	34	(12)	NM

EBITDA = Earnings before interest, taxation, depreciation and amortisation

*	Excludes abnormal items

Note: All comparisons in the above table and commentary below relate to the nine months to 31 March 2007 compared with the same period in 2006 unless otherwise stated. All figures are expressed in New Zealand dollars unless otherwise stated.

Telecom today reported adjusted net earnings after tax of $699 million for the nine months to 31 March 2007, an increase of 13.3% compared with the same period in 2006.

Reported net earnings for the nine months to 31 March 2007 were $690 million compared with a net loss of $244 million for the nine months to 31 March 2006. The prior year included a $NZ897 million write-down on the carrying value of AAPT)

Reported revenues and expenses in this result exclude Yellow Pages Group (YPG), whose result is included as one line above.

The result included three abnormal items in the current nine months, none of which occurred in the March quarter.

•	an abnormal gain of $20 million on the sale of Telecom’s 90% stake in Telecom Samoa Celllular Limited (Q1 06/07);

•	restructuring costs totalling $27 million ($18 million net of tax) as per Telecom’s company wide organisational re-design

•	provision of $16 million ($11 million net of tax) for the cost of rectifying several billing issues, mostly relating to prior periods (the list of abnormals is at the end of this release).

Telecom Chief Executive Theresa Gattung said the result included a number of highlights with mobile, broadband and ICT all performing solidly.

“In addition there was a lot of interest in the sale of the YPG and the acquisition of PowerTel in Australia which both occurred outside the reporting period,” Ms Gattung said.

During the March quarter our mobile business had another solid quarter with 65,000 net connections and another strong mobile data revenue growth performance (25% for the quarter and 32.5% for the nine months versus previous corresponding periods).

“Mobile penetration in New Zealand is now close to 100%, we anticipate connection growth to slow in the near to medium term. Future revenue growth will be determined more by applications and content,’’ Ms Gattung said.

“We launched our Revision A upgrade of mobile broadband on our CDMA network in December and the central business districts of Auckland, Wellington and Christchurch are now complete. This will give mobile broadband customers faster speeds. The upgrade will continue in major cities and towns throughout New Zealand during the remainder of 2007.

“In Broadband there were 46,000 net connections and that’s a good result given that the quarter is lighter generally due to January being quiet.

“In March we launched our ADSL2+ technology pilot in Pakuranga, which is the underlying technology that will enable next generation services for Telecom customers in the future.

“We continue to see solid revenue growth in information communications technology (ICT).

“During the quarter we received dividends from Southern Cross of US$12.5 million (NZ$17.8 million).

“In Australia there was an improvement in EBITDA, up $A9 million versus the prior quarter.’’

Chief Executive Update

Telecom Chairman Wayne Boyd commented that the search for a new Chief Executive was progressing well and the company was on target to announce an appointment by 30 June 2007 as planned.

“We have had a very good response to the search and now have a comprehensive shortlist of both internal and external candidates with a range of local and international experience,’’ Mr Boyd said.

“I am very pleased with the calibre of the candidates and the progress we have made to date.

“The Board will be actively involved in further assessments and the final selection process over the next four weeks.”

NEW ZEALAND

Operating revenue was $3,207 million for the nine months, an increase of 1.1%, and $1,050 million for the March quarter, a 0.4% increase.

Higher operating revenues for calling, mobile and IT services were partly offset by declines in interconnection, data, broadband and internet and other operating revenues.

Access and Calling

Total local service revenue was stable on $785 million

Access revenues increased slightly but the gains were offset by a decrease in local call revenues which was due to businesses migrating from dial-up to broadband services.

Residential access lines dipped slightly 0.7% to 1,405 million.

Calling revenue comprises national calling (national calls, calls to mobile networks and national 0800) and international calling (calls out of and into New Zealand and transit call traffic between destinations worldwide)

•	National Call revenue was $408 million, a decrease of 6.6%

•	International revenue was $294 million, an increase of 18.5%

•	Other revenue of $36 million was stable

•	Total Calling revenue was $738 million, an increase of 2.2%

Telecom Retail has responded to increased competition by launching new monthly subscription plans for customers. These plans including Talk it Up Downunder ($25 per month to call trans-Tasman) and Talk it Up Overseas ($45 per month to call top 10 international destinations) which complement the popular $10 Freedom (a nominated fixed to mobile number) as well as other plans. Customer numbers on these plans have grown from 94,000 to 151,000 between the end of March and the end of April.

Total calling revenue was boosted by the impact of international transit revenues, now presented as a gross figure as a result of the adoption of IFRS.

Interconnection revenue, which includes termination of calls on both fixed and mobile networks, declined 8.1% to $113 million. The decline reflects the impact of lower mobile termination rates.

Mobile revenue is derived from voice and data services on Telecom’s 027 network (CDMA) as well as T3G services.

•	Total mobile revenues increased 7.2% to $614 million

•	Voice revenues were stable on $392 million

•	Data revenue increased 32.5% to $163 million

•	Total connections at 31 March 2007 were 1,936,000 compared with 1,878,000 at 31 March 2006

•	Net mobile connection growth for the March 07 quarter was 65,000, an increase of 3.5%

•	Total ARPUs (average revenue per user – monthly) including interconnection were $44.40 for the nine months

•	The TDMA network (025) was shut down successfully on 31 March 2007 and number portability was launched from 1 April 2007 and is attracting steady interest from customers wanting to return to Telecom

•	The Worldmode roaming agreement signed with Hong Kong telco CSL has enabled coverage to be extended to 180 countries

•	Mobile data revenue growth continues to be driven by services such as music downloads, text messaging, 3G broadband data use

Data revenue – Total data revenue eased 3.1% to $317 million for the nine months but rose 1.9% in the March quarter. Decreases in traditional data services were partly offset by an increase in Managed IP data services. Managed IP data services revenue increased 12.8% to $132 million. The decline reflected the migration away from legacy data products to new platforms such as Private Office, and the reduction in wholesale data prices.

Total Broadband revenue was stable at $197 million.

Consumer revenue increased by 26% to $110 million. Business revenue declined by 37% to $54 million, reflecting the large reduction in business broadband pricing as business and residential prices were aligned.

•	Total DSL (includes residential, business and wholesale) and mobile broadband connections of 609,000 at 31 March 2007

•	Total DSL and mobile broadband connections for the quarter of 46,000

Wholesale

Increases in wholesale access lines reflect competitors actively targeting residential customers with bundled access and calling plans.

•	Access revenue was $57 million, an increase of 5.6%

•	Calling revenue was $28 million

•	Data revenue was $38 million, a decrease of 28.3%

•	Broadband and Internet revenue was $33 million, an increase of 26.9%

•	At 31 March 2007 Wholesale had 147,000 access lines and 145,000 broadband connections.

Internet revenue, which is based on dial-up revenue, was $40 million, a decline of 27.3% reflecting the migration of customers to broadband.

IT Services (Solutions)

Total IT revenue was $264 million, an increase of 6.0%. In the March quarter revenue was $83 million, an increase of 12.2%.

AUSTRALIA

Australian performance is expressed in Australian dollars, including comparisons with prior corresponding periods.

•	Operating revenues were A$853 million, a decrease of 4.9%

•	EBITDA was A$24 million, down 58.6%

•	Loss from operations was A$22 million, a reduction of 60.0%

Australian operations were impacted by a tightening of wholesale prices and continued downward pressure on retail prices.

Consumer and Small Enterprise

Broadband revenue increased by $6 million, up 21% on the previous quarter. Consumer broadband numbers continue to grow across the customer base, with 18,000 new customers this quarter, taking total customer numbers in excess of 160,000.

Cross-selling activity and take-up of new capped plans continues to demonstrate a positive upward trend. Customer bundles are up almost 3% on last quarter to 60.9% of the customer base.

Total dial-up internet connections of approximately 71,000 this quarter represents a decrease of 22,000 (23.7%), year-on-year. This was primarily driven by the migration of customers from dial-up to broadband.

Consumer and Small Enterprise Business Transformation Update

AAPT is on track to deliver the first release of its $100 million Consumer and Small Enterprise transformation project in June, with live tolling customers already successfully running on the platform.

Delivery of the next generation services capability brings true anytime, anywhere, self-service-styled telecommunications products to the Australian mass market.

The new business model replaces hundreds of back-end systems with one integrated state-of-the-art technology suite which enables consistent high quality customer service through both online and call centre channels.

Preparation for wider release to all new residential customers is underway. AAPT will deliver the new functionality in a staged release strategy from June 2007 onwards.

AAPT Business Solutions

Steady growth in the medium and corporate market continues, with new business wins and renewed contracts in Q3. These wins include Maersk Australia, Nutrimetics and Gapbuster Systems Asia Pacific.

Wholesale

Strong results from AAPT's Wholesale division highlight 15% year-on-year growth, predominantly due to increasing customer acquisitions and positive response to new products, particularly eBill and VISP. Growth in profitable channels to SME market has been driven by the IProvide Office product which delivers Voice, Internet and VPN services over one broadband service.

PowerTel

Shareholder and Federal Court approval was obtained on 30 April and PowerTel shares were delisted on 1 May 2007. The total acquisition value of PowerTel, including net debt, was A$357 million.

The acquisition is expected to be earnings accretive within 18 months.

Telecom is pleased to announce the appointment of Paul Broad as Chief Executive of its Australian Business. Mr Broad has been a director of PowerTel since its inception in 1999 and Managing Director since 2004.

DIVIDEND

Telecom will pay a fully imputed ordinary dividend for the quarter ended 31 March 2007 of 7.0 cents per share on 8 June 2007 in New Zealand and Australia, and on 15 June 2007 in the United States. The books closing dates are 25 May 2007 on the New Zealand and Australian Stock Exchanges and 24 May 2007 on the New York Stock Exchange.

As announced at the full year result in August 2006, Telecom will target an ordinary dividend ratio of approximately 75% of net earnings (after adding back relevant non-cash items) for the 2006/2007 year. Subject to there being no adverse change in operating outlook the dividends for each of the three quarters in the year ending 30 June 2007 will be 7.0cps and the dividend for the fourth quarter will be set to reflect the full year targeted pay-out ratio. The tax credit of $65 million recognised in the current period and any Southern Cross dividend will be included in net earnings when calculating the dividend payout ratio.

Capital Expenditure increased by 10% to $572 million compared to the previous corresponding period. For the 2006/2007 financial year, Telecom is forecasting capital expenditure of $825 million. Full year 2007/2008 guidance will be provided at the fourth quarter in August.

For further information, please contact:

Phil Love, Head of External Media, +64 27 244 8496

Group Result—Abnormals table

		9 months to 31 March 2007	9 months to 31 March 2006	Change %
Quarter recognised		$M	$M
Reported net (loss)/earnings		690	(244)	NM
LESS:
Q1 07	Gain on sale of TSCL *	(20)
Q2 06	Gain on acquisition of SCCL *		(60)
ADD:
Q2 07	Restructuring charges **	18
Q2 07	Provision for billing issues **	11
Q2 06	Write-down of Australian operations *		897
Q2 06	Intercarrier & Regulatory costs **		15
Q2 06	Provision for contractual settlements **		9
	Adjusted net earnings	699	617	13.3%

*	not subject to tax ** net of tax

ENDS

Exhibit 2.2

3 May 2007

MEDIA RELEASE

Telecom proposes $1.1 billion capital return to shareholders

The Telecom Board has today proposed a capital return of $1.1 billion to shareholders following the sale of Yellow Pages Group (“YPG”).

Net proceeds of NZ$2.161 billion from the sale to a private equity consortium consisting of CCMP Capital and Teachers’ Private Capital, the private investment arm of the Ontario Teachers’ Pension Plan were received on 30 April 2007.

The proposed NZ$1.1 billion capital return will be by way of a court sanctioned share cancellation which will be done on a pro-rata basis and is subject to court, shareholder and taxation authority approvals.

Telecom Chairman Wayne Boyd said the Board had considered the relevant interests of all stakeholders in determining the size of the capital distribution.

“Our intention is to maintain a balance sheet structure which has sufficient financial flexibility so that we can choose to invest where we see returns,” Mr Boyd said.

“Future investment in Telecom’s broadband and mobile networks is not fundamentally linked to the return from the YPG sale.

“Any further investment in broadband will be contingent on being able to obtain sufficient regulatory certainty and being able to earn a fair rate of return on that investment.

“Other relevant factors which have been taken into consideration include Telecom’s earnings outlook, and the acquisition of PowerTel in Australia.”

Mr Boyd said the Board is committed to maintaining “A” credit ratings and the capital management policies are designed to ensure this objective is met.

“Taking into account the approval requirements, the likely timing of the distribution would be late September 2007,” he said.

Mr Boyd reiterated that the YPG sale had represented a significant outcome for Telecom shareholders and the Board had been satisfied that the transaction fairly reflected the underlying value of the YPG business.

ENDS

For enquiries please call:

Phil Love

Head of External Media

Telecom

027 244 8496

Exhibit 2.3

3 May 2007

MEDIA RELEASE

Telecom calls for more robust debate on proposed model and future investment

Telecom Chairman Wayne Boyd says he is delighted that the Minister of Communications has given the industry two weeks to provide comment on Telecom’s proposal on the future structure and ownership of Telecom.

“I have said before that, after extensive investigation, in our opinion the MED proposal won’t work and we think will lead to inevitable public policy failure,” Mr Boyd said.

“Regulation doesn’t guarantee any outcomes other than the existence of regulations. Telecom is an investor. We understand what is required to fund investment. We do it every day.”

“What investment is going to occur and who is going to fund it has been noticeably absent from the debate. Where is the robust discussion about the consequences of what is proposed?”

Telecom wants to deliver Broadband and other initiatives and not have its key technical resources tied up on dealing with the cost and complexity of delivering a theoretical model that is not a priority for the industry or New Zealand, Mr Boyd said.

Mr Boyd said Telecom’s stance in the past 12 months has been that “we are getting on with it:”

•	Separating our Wholesale Business so that we treat Wholesale customers as valued customers

•	Proactively developing regulated products and services without waiting for the Commerce Commission to go through its standard terms determination process

•	Participating in an active and willing manner in industry forums

•	Making senior staff available to the MED to help them develop their consultation document

•	Putting forward a ground breaking and innovative proposal on Structural Separation

“We are committed to getting on with it. Telecom is passionate, committed and forward looking. I call on politicians from all parties, our fellow industry participants and commentators to be the same.”

Telecom faces:

•	A narrowly defined process that steadfastly refuses to acknowledge the real issue of investment

•	A consultation document that proposes an unworkable model on Operational Separation

•	Competitors who have a strong interest in seeing Telecom mired in an endless stream of regulation

“I reject the idea Telecom’s approach is anything other than genuine and forward looking,” Mr Boyd said.

“We need a regime that delivers products and services to customers, encourages investment by network providers, service providers and the developers of applications and content and provides a level playing field for organisations willing and able to invest.”

ENDS

For enquiries please call:

Phil Love

Head of External Media

Telecom

027 244 8496

Sarah Berry

Media Relations

Telecom

027 470 7900